      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1996


                                                      REGISTRATION NO. 333-02321
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                           HILTON HOTELS CORPORATION

             (Exact name of registrant as specified in its charter)

                    DELAWARE                                         36-2058176
        (State or other jurisdiction of                           (I.R.S. Employer
         incorporation or organization)                         Identification No.)

                           --------------------------
                            9336 Civic Center Drive
                        Beverly Hills, California 90210
                                 (310) 278-4321
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                           William C. Lebo, Jr. Esq.
                   Senior Vice President and General Counsel
                           Hilton Hotels Corporation
                            9336 Civic Center Drive
                        Beverly Hills, California 90210
                                 (310) 278-4321

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------
                                   COPIES TO:

              Brian G. Cartwright                                  Gregg A. Noel
                Latham & Watkins                        Skadden, Arps, Slate, Meagher & Flom
       633 West Fifth Street, Suite 4000                   300 S. Grand Ave., Suite 3400
       Los Angeles, California 90071-2007                  Los Angeles, California 90071
                 (213) 485-1234                                    (213) 687-5000

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration statement number of the ealier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    THE PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO A REGISTRATION STATEMENT PREVIOUSLY FILED WITH THE COMMISSION.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS, DATED MAY 7, 1996

PROSPECTUS
MAY   , 1996
                                  $500,000,000

                                     [LOGO]

                     % CONVERTIBLE SUBORDINATED NOTES DUE 2006

    The Convertible Subordinated Notes to be issued by Hilton Hotels Corporation (the "Company" or "Hilton") will be convertible at the option of the holder into shares of Common Stock of the Company, at any time at or prior to maturity, unless previously redeemed, at a conversion price of $ per share (equivalent to a conversion rate of shares per $1,000 principal amount of Notes), subject to adjustment in certain events. Interest on the Notes is payable semi-annually
on             , and            of each year, commencing on              , 1996.
On April 23, 1996, the last reported sale price for the Company's Common Stock on the New York Stock Exchange (where it trades under the symbol "HLT") was $104 5/8 per share.

    The Notes will be redeemable  at the option of the  Company, in whole or  in
part  at any time on or after         , 1999, at the redemption prices set forth
herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, upon a Change of Control Triggering Event (as defined herein), which shall include a spin-off to Hilton stockholders of the Hotel Segment (as defined herein) or the Gaming Segment (as defined herein), the Company will be required to offer to purchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

    The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, and are structurally subordinated to all liabilities (including trade payables) of the Company's Subsidiaries. The Indenture (as defined herein) will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries. At December 31, 1995, as adjusted to give effect to the issuance and sale of the Notes and the application of the estimated net proceeds therefrom, the Company would have had approximately $1.1 billion of Senior Indebtedness, and the Company's Subsidiaries had approximately $160.1 million of trade payables and accrued liabilities. See "Use of Proceeds," "Capitalization" and "Description of the Notes."

    Application has been made to have the Notes and the Common Stock approved for listing on the New York Stock Exchange.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION, THE LOUISIANA GAMING ENFORCEMENT DIVISION, NOR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
   PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY
                   REPRESENTATION TO THE CONTRARY IS UNLAWFUL

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- ---------------------------------------------------------------------------------------------------------
                                                          PRICE          UNDERWRITING        PROCEEDS
                                                          TO THE        DISCOUNTS AND         TO THE
                                                        PUBLIC(1)       COMMISSIONS(2)      COMPANY(3)
- ---------------------------------------------------------------------------------------------------------
Per Note...........................................         %                 %                 %
Total (4)..........................................         $                 $                 $
- ---------------------------------------------------------------------------------------------------------

(1) PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.

(2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST, AND TO PROVIDE CONTRIBUTION WITH RESPECT TO, CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(3)  BEFORE   DEDUCTING  EXPENSES   PAYABLE  BY   THE  COMPANY,   ESTIMATED   AT
    $             .

(4) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO AN ADDITIONAL $75,000,000 AGGREGATE PRINCIPAL AMOUNT OF NOTES ON THE SAME TERMS AND CONDITIONS AS SET FORTH ABOVE, TO COVER OVER-ALLOTMENTS, IF ANY. IF THE OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, AND PROCEEDS TO THE COMPANY WILL BE
    $     , $     AND $     , RESPECTIVELY. SEE "UNDERWRITING."

    The Notes are being offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about May , 1996 to investors in book-entry form through the facilities of The Depository Trust Company against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                  MONTGOMERY SECURITIES
                                     SALOMON BROTHERS INC
                                                         SCHRODER WERTHEIM & CO.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY, THE COMMON STOCK OF THE COMPANY, OR BOTH, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE (AS TO THE COMMON STOCK) OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                           --------------------------

    The Notes will be available initially in book-entry form and the Company expects that the Notes sold pursuant hereto will be issued in the form of a Global Note (as defined), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Note representing the Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. After the initial issuance of the Global Note, Notes in certificated form will be issued in exchange for the Global Note on the terms set forth in the Indenture (as defined). See "Description of the Notes -- Book-Entry, Delivery and Form."

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments, the "Registration Statement") on Form S-3 under the Securities Act with respect to the Notes offered hereby. This Prospectus, filed as a part of that Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated herein by reference. See
"Incorporation of Certain Documents by Reference." For further information regarding the Company and the Notes offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto and the documents incorporated herein by reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information may be inspected and copies may be obtained at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the NYSE under the symbol "HLT." Reports, proxy materials and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; and the Pacific Stock Exchange, Inc., 618 South Spring Street, Los Angeles, California 90014, and 301 Pine Street, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Company has filed with the Commission, pursuant to Section 13 of the Exchange Act (file no. 1-3427), (i) an Annual Report on Form 10-K for the year ended December 31, 1995 filed with the Commission on March 22, 1996 (the "Company 10-K"); (ii) the portions of the Company's Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders to be held on May 9, 1996, filed with the Commission on March 26, 1996 that have been incorporated by reference into the Company's 10-K; (iii) the portions of the Company's 1995 Annual Report to Stockholders for the year ended December 31, 1995, filed with the Commission on March 22, 1996 that have been incorporated by reference into the Company 10-K;
(iv) a description of the Common Stock included in a Registration Statement on Form 8-A filed with the Commission on May 19, 1986; (v) a description of the Rights included in a Registration Statement on Form 8-A and (vi) a Quarterly Report on Form 10Q for the quarter ended March 31, 1996 filed with the Commission on July 22, 1988 which are each hereby incorporated by reference in and made a part of this Prospectus.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities offered by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to:
Cheryl L. Marsh, Vice President and Corporate Secretary, Hilton Hotels Corporation, 9336 Civic Center Drive, Beverly Hills, California 90210; (310) 278-4321.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" IN THE COMPANY'S 1995 ANNUAL REPORT TO STOCKHOLDERS (THE "ANNUAL REPORT") INCORPORATED BY REFERENCE IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1995 (THE "FORM 10-K"). AS USED IN THIS PROSPECTUS, THE TERMS "COMPANY" OR "HILTON" REFER TO THE COMPANY AND ITS SUBSIDIARIES, UNLESS OTHERWISE PROVIDED OR THE CONTEXT OTHERWISE REQUIRES. EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    The Company is a leading owner and operator of full-service hotels and hotel-casinos in the United States. The Hilton name is one of the best recognized and most respected lodging brands in the world. The Company owns, leases and operates major lodging and gaming properties in gateway cities, urban and suburban centers and resort areas under the Hilton name in the U.S. and under the Conrad International name abroad. Hilton's strategy is to expand its core businesses through acquisitions, domestic and international expansion, leveraging its brand names and exploiting the synergies between its lodging and gaming operations.

    The Company announced in January 1996 it would not pursue a proposed spin-off of its gaming operations, and will continue to develop the marketing, operating and financial efficiencies between the two businesses. In February 1996, Stephen Bollenbach joined Hilton as president and chief executive officer. Mr. Bollenbach, who previously served as a senior executive at such companies as The Walt Disney Co., Host Marriott Corporation and Holiday Corporation, brings broad financial and strategic experience to Hilton's management.

    For the fiscal year ended December 31, 1995, the Company's consolidated revenue increased 9% to $1.6 billion from $1.5 billion in 1994, and operating income rose 24% to $353.6 million from $284.6 million in 1994. Net income rose 42% to $172.8 million, or $3.56 per share, compared to $121.7 million or $2.52 per share in 1994.

    HOTELS.   At February  1, 1996,  the  Company operated  18 owned  or  leased hotels, and managed 41 properties partially or wholly owned by others. An additional 164 hotels were operated by others under the Hilton, Hilton Garden Inn and Hilton Suites brand names under franchise agreements granted by the Company.

    Hilton's hotels are located in the United States, except for six hotels operated by the Company's Conrad International Hotels Corporation subsidiary. The Company's owned or partially-owned hotels include such well-known urban and resort properties as the Waldorf=Astoria in New York, the Palmer House Hilton in Chicago, the New Orleans Hilton Riverside & Towers and the Hilton Hawaiian Village in Honolulu.

    The domestic lodging business, particularly the full-service sector, is benefiting from a favorable supply-demand relationship, as well as from an improved economy and a resurgence in travel. Those factors, along with the recent streamlining and upgrading of the Company's franchise operations and other operational improvements, are reflected by substantial gains in the Company's hotel operating statistics.

    Consolidated hotel revenue increased 15% in 1995 to $708.8 million from $618.3 million in 1994. Revenue per available room ("REVPAR") for owned and managed hotels increased 10% in 1995, the second consecutive year of double-digit growth. Hotel operating income, primarily income from hotel interests and management and franchise fee income, increased 41% in 1995 to $207.7 million from $147.5 million in 1994.

    GAMING. The Company's gaming operations, which are largely concentrated in Nevada, operate primarily under the Hilton and Flamingo brand names. The Company's wholly owned Nevada casinos are the Las Vegas Hilton, the Flamingo Hilton-Las Vegas, the Flamingo Hilton-Laughlin, the Reno Hilton and the Flamingo Hilton-Reno. The Company has a strong presence in Las Vegas, the largest gaming market in the world with more than 29 million visitors and gross gaming revenue of more than $5.7 billion in 1995.

    Through its Conrad International brand, the Company manages international hotel-casinos in Brisbane and the Gold Coast in Queensland, Australia and in Istanbul, Turkey. The Company also operates a riverboat casino in New Orleans, Louisiana, next to the New Orleans Hilton Riverside & Towers, and is a minority partner in a company that manages a casino in Windsor, Ontario, Canada.

    The Company's total gaming revenue increased 5% to $940.6 million in 1995 from $895.6 million in 1994. Casino revenue, a component of gaming revenue, increased 6% to $511.0 million in 1995 from $480.6 million in 1994. Gaming operating income increased 7% to $177.8 million in 1995 from $165.4 million in 1994.

GROWTH STRATEGY

    HOTELS. The Company's five-year strategic growth plan calls for increasing room count by a significant percentage by year-end 2000. Hilton's lodging growth strategy focuses on the acquisition and conversion of existing full-service hotels, the development of its redesigned, mid-market Hilton Garden Inn product and international expansion.

    As a result of limited supply growth and increasing demand for full-service hotel rooms, the Company believes this segment of the market offers attractive growth opportunities. Additionally, many desirable full-service hotel properties are held by inadvertent owners such as banks and insurance companies which are motivated sellers. Accordingly, the Company believes it can acquire certain higher-end, full-service properties at significant discounts to replacement cost. The Company also intends to expand its domestic operations through conversion of existing mid- and lower- market hotels into management and franchise properties. The Company believes it can improve the performance of acquired and converted hotels as these properties can benefit from the strength of the Hilton brand name, reservation system, marketing programs and worldwide sales organization.

    The Company intends to compete in the mid-market segment through franchising and management of the Hilton Garden Inn properties. To facilitate the initial development and promote brand awareness, the properties constructed during the first phase of the Hilton Garden Inn expansion are expected to be financed by Hilton, either solely or with partners. The redesigned Hilton Garden Inn concept offers many full-service amenities at moderate prices. The Company intends to create a strong presence in the mid-market hotel segment by exploiting the Hilton name and offering a fresh, attractive product in a segment that includes several mature brands. The concept is designed for urban and suburban markets, particularly those that cannot support a standard full-service hotel. Amenities such as limited food and beverage service, meeting space, exercise facilities, and a residential atmosphere are designed to differentiate Hilton Garden Inns from other mid-market hotel competitors.

    The Company also believes there are substantial opportunities for international hotel expansion, and is particularly focused on city-center business hotels and resort properties. The Company expects that most will be operated under the Conrad International flag through long-term management agreements. The Company currently has agreements to manage new Conrad International hotels in Egypt, Singapore, Indonesia, Jordan and Thailand. The Company is also exploring a strategic alliance with the owner of the Hilton International hotel chain, which owns the Hilton name outside the United States. Hilton believes there could be significant marketing and brand recognition benefits from such an alliance, if consummated.

    GAMING. The Company intends to expand and improve its domestic and international gaming operations through select acquisitions, new development, and the enhancement of existing gaming properties. Hilton is pursuing gaming acquisition and development opportunities that will complement its existing strengths as a major-market gaming operator. The Company has been granted a Statement of Compliance by New Jersey gaming regulators, although it does not currently operate or have an agreement to operate a casino resort in Atlantic City, N.J.

    Hilton is developing a dockside casino complex in Kansas City, Missouri, which is scheduled to open in summer 1996. A 260-room hotel designed to enhance the casino's attractiveness to higher-spending overnight visitors is scheduled to open in summer 1997.

    The Star Trek attraction at the Las Vegas Hilton, which will complement a 22,000-square-foot casino expansion at the property, is scheduled to open in spring 1997. This Star Trek attraction is a joint development with Paramount Parks Inc. and is designed to attract and retain middle-market gaming customers to augment the property's high-end gaming business. The Company also is enhancing the Flamingo Hilton-Las Vegas, Flamingo Hilton-Laughlin, Flamingo Hilton-Reno and Reno Hilton through various refurbishments of rooms, restaurants, casino floors and equipment.

    The Company will continue to pursue gaming opportunities internationally through its Conrad International brand. Hilton currently is developing international hotel-casinos in which it has a minority interest under the Conrad International flag in Uruguay and Egypt, both scheduled to open in 1997.

                                  THE OFFERING

Securities Offered...........  $500,000,000   principal  amount  of          %  Convertible
                               Subordinated Notes due          , 2006.
Interest Payment Dates.......  and          commencing          , 1996.
Conversion Rights............  The Notes  are  convertible  into shares  of  the  Company's common  stock,  par value  $2.50 per  share and  the related
                               Rights (as defined herein) (the "Common Stock"), at any time at or prior  to maturity, unless  previously redeemed, at  a
                               conversion  price of  $    per share,  subject to adjustment
                               under  certain  circumstances   as  described  herein   (the
                               "Conversion  Price").  Accordingly,  each  $1,000  principal
                               amount of Notes is convertible into        shares of  Common
                               Stock,  subject to adjustment, initially for an aggregate of shares. See "Capitalization."
Mandatory Redemption.........  None.
Optional Redemption..........  The Notes are redeemable, in whole or in part, at the option
                               of the Company at any time on or after           , 1999,  at
                               the  redemption prices  set forth  herein, plus  accrued and unpaid interest, if any, to the date of redemption.
Change of Control Triggering   Upon a  Change  of  Control Triggering  Event,  including  a
 Event.......................  spin-off  to Hilton stockholders of the Hotel Segment or the
                               Gaming Segment, the  Company will  be required  to offer  to purchase  the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.
Subordination................  The Notes  will  be  general unsecured  obligations  of  the
                               Company,  subordinated in  right of payment  to all existing and future Senior  Indebtedness of the  Company and will  be structurally  subordinated  to  all  liabilities  (including trade payables) of the  Company's Subsidiaries. At  December
                               31,  1995, as  adjusted to give  effect to  the issuance and sale of the Notes and  the application of the estimated  net proceeds  therefrom, the Senior  Indebtedness of the Company would have aggregated  approximately $1.1  billion, and  the
                               Company's  Subsidiaries had approximately  $160.1 million of trade payables and accrued  liabilities. The Indenture  will not  restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any of its Subsidiaries.
Use of Proceeds..............  The net proceeds  from the  Offering will be  used to  repay certain  outstanding  indebtedness  of the  Company  and for general corporate purposes, including the funding of various
                               development  and   construction   projects.  See   "Use   of
                               Proceeds."
Common Stock Traded..........  The  Common Stock is  traded on the  New York Stock Exchange under the symbol "HLT."

    For a discussion of the terms of the Notes, see "Description of the Notes." For a description of the Common Stock, see "Description of Capital Stock."

                                 RECENT RESULTS

    For the quarter ended March 31, 1996, revenue increased 13% to $429.9 million from $381.9 million in 1995, while operating income increased 7% to $79.0 million from $74.0 million in 1995. Net income for the quarter ended March 31, 1996 increased 14% to $36.6 million, or $.75 per share, from $32.0 million, or $.66 per share, in 1995. These results were achieved through strong performances in the Company's Hotel Segment and at the Flamingo Hilton-Las Vegas, despite an abnormally low baccarat drop and win percentage at the Las Vegas Hilton.

                       SUMMARY HISTORICAL FINANCIAL DATA

    The following table presents summary consolidated historical financial data of the Company for the five fiscal years ended December 31, 1995. The historical financial data provided herein as of and for the years ended December 31, 1993, 1994 and 1995 are derived from the Consolidated Financial Statements and Notes thereto of the Company included in the Annual Report incorporated by reference in the Form 10-K. The historical financial data as of and for the years ended December 31, 1991 and 1992 are derived from the Company's audited financial statements. The Summary Historical Financial Data are qualified in their entirety by and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in the Annual Report incorporated by reference in the Form 10-K.

                                                                             FISCAL YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------------------------
                                                                    1991       1992       1993       1994       1995
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
    Total revenue...............................................  $   1,113  $   1,230  $   1,394  $   1,514  $   1,649
    Total operating income......................................        185        220        240        285        354
    Net interest expense........................................        (63)       (62)       (73)       (77)       (75)
    Net income (1)..............................................         84        104        106        122        173
    Net income per share (1)....................................      $1.76      $2.17      $2.21      $2.52      $3.56
    Average common and equivalent shares........................       47.8       47.9       48.0       48.3       48.5

OTHER DATA:
    EBITDA (2)..................................................  $     290  $     329  $     359  $     418  $     496
    Hotels revenue..............................................        444        471        520        618        709
    Gaming revenue..............................................        669        759        874        896        940
    Hotels operating income.....................................         93         92         96        148        208
    Gaming operating income.....................................        115        153        171        165        178
    Percentage of occupancy
      Hotels (owned or managed).................................         64%        66%        67%        70%        73%
      Gaming (Nevada)...........................................         85         87         89         91         88
    Ratio of earnings to fixed charges (3)......................        2.6x       2.9x       2.7x       2.8x       3.2x

                                                                                             AT DECEMBER 31, 1995
                                                                                          --------------------------
                                                                                           ACTUAL    AS ADJUSTED(4)
                                                                                          ---------  ---------------
                                                                                                (IN MILLIONS)
BALANCE SHEET DATA:
    Cash, cash equivalents and temporary investments....................................  $     409     $     683
    Total assets........................................................................      3,060         3,345
    Long-term debt, including current maturities........................................      1,287         1,572
    Total stockholders' equity..........................................................      1,254         1,254

                                                     FOOTNOTES ON FOLLOWING PAGE

- ------------------------------
(1) Fiscal 1993 results include net income of $3.4 million or $.07 per share resulting from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

(2) "EBITDA" consists of operating income plus consolidated depreciation and amortization. The Company has presented EBITDA supplementally because the Company believes it allows for a more complete analysis of its results of operations. This information should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income or cash provided by or used in operating, investing and financing activities) nor should it be considered as an indicator of the Company's overall financial performance.

(3) For purposes of this ratio, earnings are calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and minority interest, adjusting to exclude gain (loss) from property transactions and undistributed earnings in less than 50%-owned-affiliates. Fixed charges consist of interest on borrowings and that portion of rental expense which represents interest, including Hilton's proportionate share of such items with respect to 50%-owned-affiliates.

(4) Balance sheet data is as adjusted to reflect the issuance and sale of the Notes and the application of that portion of the estimated net proceeds therefrom expected to be used to retire debt.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby, after deducting underwriting discounts and commissions and estimated expenses of
this Offering, is estimated to be approximately $         million (approximately
$           million if the Underwriters'  over-allotment option is exercised  in full). The Company intends to use the net proceeds from the Offering to refinance approximately $215.0 million in outstanding Senior Indebtedness of the Company borrowed at a weighted average interest rate of 8.9% and due in 1996, and for general corporate purposes, including the funding of development and construction costs of Hilton Garden Inn properties and additional construction costs of the dockside casino in Kansas City, Missouri and the Star Trek attraction at the Las Vegas Hilton. Pending ultimate application, the net proceeds will be invested in short-term investment grade securities.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HLT." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported on the NYSE.

                                           COMMON STOCK PRICE
                                          --------------------   DIVIDENDS
                                            HIGH        LOW        PAID
                                          ---------   --------   --------
Year ended December 31, 1994
  1st Quarter...........................  $ 74        $54  1/2      $.30
  2nd Quarter...........................    61  1/4    49  3/4       .30
  3rd Quarter...........................    66  5/8    53  1/4       .30
  4th Quarter...........................    72         56            .30

Year ended December 31, 1995
  1st Quarter...........................  $ 77  7/8   $64  1/8      $.30
  2nd Quarter...........................    79  3/4    65  5/8       .30
  3rd Quarter...........................    74  1/8    60  3/8       .30
  4th Quarter...........................    68  3/4    60  5/8       .30

Year ended December 31, 1996
  1st Quarter...........................  $ 99  3/4   $61  1/8      $.30
  2nd Quarter (through April 23,
   1996)................................   105  1/2    94

    On April 23, 1996, the reported last sale price of the Common Stock on the NYSE was $104 5/8 per share. At April 23, 1996, there were approximately 4,000 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has declared and paid cash dividends on its Common Stock as set forth above. Any further determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, its financial condition, capital requirements and other factors as the Company's Board of Directors may deem relevant.

                                 CAPITALIZATION

    The following table sets forth (i) the cash, cash equivalents and temporary investments and capitalization of the Company at December 31, 1995 and (ii) the cash, cash equivalents and temporary investments and capitalization as adjusted to reflect the issuance and sale of the Notes and the application of that portion of the estimated net proceeds therefrom that will be used to retire indebtedness. The information below should be read in conjunction with and is qualified by reference to the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis and Results of Operations and Financial Condition" included in the Annual Report incorporated by reference in the Form 10-K.

                                                                                              AT DECEMBER 31, 1995
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------
                                                                                                 (IN MILLIONS)
CASH, CASH EQUIVALENTS AND TEMPORARY INVESTMENTS:
  Cash and equivalents.....................................................................  $     338   $     612
  Temporary investments....................................................................         71          71
                                                                                             ---------  -----------
  Total cash, cash equivalents and temporary investments...................................  $     409   $     683
                                                                                             ---------  -----------
                                                                                             ---------  -----------
LONG-TERM DEBT, INCLUDING CURRENT MATURITIES:
  Industrial development revenue bonds at adjustable rates, due 2015.......................  $      82   $      82
  Senior notes, 7.02% to 9.80%, due 1996 to 2002...........................................        637         422
  Mortgage notes, 6.68% to 8.34%, due 1996 to 2011.........................................        104         104
  Commercial paper.........................................................................        406         406
  Revolving loans, with an average rate of 5.91% at December 31, 1995 (1)..................         51          51
  Other....................................................................................          7           7
  Notes offered hereby.....................................................................         --         500
                                                                                             ---------  -----------
    Total long-term debt...................................................................  $   1,287   $   1,572
                                                                                             ---------  -----------
STOCKHOLDERS' EQUITY:
  Preferred stock -- 10.0 million shares authorized at $1.00 par value, none outstanding...  $      --   $      --
  Common stock -- 90.0 million shares authorized at $2.50 par value, 48.3 million shares
   outstanding (2).........................................................................        128         128
  Cumulative translation adjustment........................................................         (1)         (1)
  Unrealized loss on marketable securities.................................................         (5)         (5)
  Retained earnings........................................................................      1,275       1,275
  Less treasury stock, at cost.............................................................       (143)       (143)
                                                                                             ---------  -----------
    Total stockholders' equity.............................................................      1,254       1,254
                                                                                             ---------  -----------
    Total capitalization...................................................................  $   2,541   $   2,826
                                                                                             ---------  -----------
                                                                                             ---------  -----------

- ------------------------------

(1) At December 31, 1995, Hilton had committed bank lines of credit aggregating approximately $597.5 million. At such date approximately $51.1 million was outstanding under such lines.

(2) Does not include approximately 1.8 million shares reserved for issuance upon exercise of stock options pursuant to stock option plans. Stock options to purchase approximately 1.7 million shares of Common Stock were outstanding as of December 31, 1995.

                            SELECTED FINANCIAL DATA

    The selected consolidated financial data as of and for the years ended December 31, 1993, 1994 and 1995 are derived from the consolidated financial statements of the Company, which are included in the Annual Report incorporated by reference in the Form 10-K. The selected consolidated financial data as of and for the years ended December 31, 1991 and 1992 and historical balance sheet data at December 31, 1993 are derived from the Company's audited financial statements. The data presented below are qualified in their entirety by and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in the Annual Report incorporated by reference in the Form 10-K.

                                                                                         FISCAL YEARS ENDED DECEMBER 31,
                                                                              -----------------------------------------------------
                                                                                1991       1992       1993       1994       1995
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
  Revenue
    Rooms...................................................................  $     345  $     387  $     440  $     510  $     587
    Food and beverage.......................................................        205        216        237        247        266
    Casino..................................................................        392        439        502        481        511
    Management and franchise fees...........................................         76         79         85         94        100
    Other...................................................................         65         83         94        124        125
    Operating income from unconsolidated affiliates.........................         30         26         36         58         60
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                                  1,113      1,230      1,394      1,514      1,649
                                                                              ---------  ---------  ---------  ---------  ---------
  Expenses
    Rooms...................................................................        120        132        153        172        186
    Food and beverage.......................................................        169        180        202        216        229
    Casino..................................................................        200        196        218        216        235
    Other costs and expenses................................................        416        477        554        597        613
    Corporate expense.......................................................         23         25         27         28         32
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                                    928      1,010      1,154      1,229      1,295
                                                                              ---------  ---------  ---------  ---------  ---------
  Operating income..........................................................        185        220        240        285        354
  Interest and dividend income..............................................         11         16         22         21         35
  Interest expense..........................................................        (58)       (67)       (80)       (86)       (93)
  Interest expense, net, from unconsolidated affiliates.....................        (16)       (11)       (15)       (12)       (17)
                                                                              ---------  ---------  ---------  ---------  ---------
  Income before property transactions and foreign currency losses...........        122        158        167        208        279
  Property transactions, net................................................          1          1         (5)         1          1
  Foreign currency losses...................................................         --         --         (1)        (1)        --
                                                                              ---------  ---------  ---------  ---------  ---------
  Income before income taxes and minority interest..........................        123        159        161        208        280
  Provision for income taxes................................................         39         55         58         85        102
  Minority interest, net....................................................         --         --         --          1          5
                                                                              ---------  ---------  ---------  ---------  ---------
  Income before cumulative effect of accounting changes.....................         84        104        103        122        173
  Cumulative effect of accounting changes, net(1)...........................         --         --          3         --         --
                                                                              ---------  ---------  ---------  ---------  ---------
  Net income................................................................  $      84  $     104  $     106  $     122  $     173
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------  ---------
  Income per share
    Before cumulative effect of accounting changes..........................  $    1.76  $    2.17  $    2.14  $    2.52  $    3.56
    Cumulative effect of accounting changes(1)..............................         --         --        .07         --         --
                                                                              ---------  ---------  ---------  ---------  ---------
  Net income per share......................................................  $    1.76  $    2.17  $    2.21  $    2.52  $    3.56
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------  ---------
  Average common and equivalent shares......................................       47.8       47.9       48.0       48.3       48.5
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------  ---------
OTHER DATA:
  EBITDA(2).................................................................  $     290  $     329  $     359  $     418  $     496
  Hotels revenue............................................................        444        471        520        618        709
  Gaming revenue............................................................        669        759        874        896        940
  Hotels operating income...................................................         93         92         96        148        208
  Gaming operating income...................................................        115        153        171        165        178
  Percentage of occupancy
    Hotels (owned or managed)...............................................         64%        66%        67%        70%        73%
    Gaming (Nevada).........................................................         85         87         89         91         88
  Ratio of earnings to fixed charges(3).....................................       2.6x       2.9x       2.7x       2.8x       3.2x

                                                     FOOTNOTES ON FOLLOWING PAGE

                                                                                                 AT DECEMBER 31,
                                                                              -----------------------------------------------------
                                                                                1991       1992       1993       1994       1995
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                  (IN MILLIONS)
BALANCE SHEET DATA:
  Cash, cash equivalents and temporary investments..........................  $     350  $     511  $     479  $     393  $     409
  Total assets..............................................................      2,187      2,659      2,675      2,926      3,060
  Long-term debt, including current maturities..............................        791      1,133      1,142      1,289      1,287
  Total stockholders' equity................................................        953      1,003      1,057      1,128      1,254

- ------------------------------
(1) Fiscal 1993 results include net income of $3.4 million or $.07 per share resulting from the adoption of SFAS No. 106, "Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

(2) "EBITDA" consists of operating income plus consolidated depreciation and amortization. The Company has presented EBITDA supplementally because the Company believes it allows for a more complete analysis of its results of operations. This information should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income or cash provided by or used in operating, investing and financing activities) nor should it be considered as an indicator of the Company's overall financial performance.

(3) For purposes of this ratio, earnings are calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and minority interest, adjusting to exclude gain (loss) from property transactions and undistributed earnings in less than 50%-owned affiliates. Fixed charges consist of interest on borrowings and that portion of rental expense which represents interest, including Hilton's proportionate share of such items with respect to 50%-owned affiliates.

                                    BUSINESS

THE COMPANY

    The Company is a leading owner and operator of full-service hotels and hotel-casinos in the United States. The Hilton name is one of the best recognized and most respected lodging brands in the world. The Company owns, leases and operates major lodging and gaming properties in gateway cities, urban and suburban centers and resort areas under the Hilton name in the U.S. and under the Conrad International name abroad. Hilton's strategy is to expand its core businesses through acquisitions, domestic and international expansion, leveraging its brand names and exploiting the synergies between its lodging and gaming operations.

    The Company announced in January 1996 it would not pursue a proposed spin-off of its gaming operations, and will continue to develop the marketing, operating and financial efficiencies between its two business segments. In February 1996, Stephen Bollenbach joined Hilton as president and chief executive officer. Mr. Bollenbach, who previously served as a senior executive at such companies as The Walt Disney Co., Host Marriott Corporation and Holiday
Corporation, brings broad financial and strategic experience to Hilton's management.

    For the fiscal year ended December 31, 1995, the Company's consolidated revenue increased 9% to $1.6 billion from $1.5 billion in 1994, and operating income rose 24% to $353.6 million from $284.6 million in 1994. Net income rose 42% to $172.8 million, or $3.56 per share, compared to $121.7 million or $2.52 per share in 1994.

    A summary of the Company's hotels and gaming properties is set forth below:

                                                                                      AT FEBRUARY 1, 1996
                                                                           ------------------------------------------
PROPERTY TYPE                                                               NUMBER OF PROPERTIES     NUMBER OF ROOMS
- -------------------------------------------------------------------------  -----------------------  -----------------
HOTELS
Owned/Partially Owned Hotels:
  Domestic Full-Service..................................................                24                21,957
  Hilton Suites..........................................................                 5                 1,095
  Hilton Garden Inns.....................................................                 2                   347
  Conrad International...................................................                 2                   704
                                                                                        ---                ------
  Total..................................................................                33                24,103
                                                                                        ---                ------
Managed Hotels:
  Domestic Full-Service..................................................                22                14,668
  Conrad International...................................................                 4                 1,100
                                                                                        ---                ------
  Total..................................................................                26                15,768
                                                                                        ---                ------
Franchise Hotels.........................................................               164                42,155
                                                                                        ---                ------
GAMING
Owned/Partially Owned Hotel-Casinos:
  Domestic...............................................................                 5                11,421
  Conrad International...................................................                 3                 1,361
  New Orleans Riverboat..................................................                 1                --
                                                                                        ---                ------
  Total..................................................................                 9                12,782
                                                                                        ---                ------
Managed Casino:
  Casino Windsor.........................................................                 1                --
                                                                                        ---                ------
TOTAL PROPERTIES.........................................................               233                94,808
                                                                                        ---                ------
                                                                                        ---                ------

    Since the beginning of 1995, the Company has taken advantage of various opportunities to expand its business, the most significant of which included the opening of new vacation ownership resorts in Las Vegas, Nevada and Orlando, Florida; the completion of the third of three new 12,600- to 15,400-square-foot Sky

Villa luxury suites at the Las Vegas Hilton; the opening of the 136-room Conrad International Treasury hotel-casino in Brisbane, Australia; chartering a riverboat to serve as a complementary facility for Casino Windsor in Windsor, Ontario, Canada; the management of a 294-room hotel in Durango, Colorado, a 260-room hotel in Hurghada, Egypt and a 412-room hotel in Barcelona, Spain; and the announcement of a major expansion of Hilton Garden Inn properties.

    The  Company  routinely   reviews  opportunities  to   enter  into   project
development agreements and to make acquisitions in the hotel and gaming businesses and other travel-related businesses. The Company believes that currently there are available a number of acquisition opportunities that would be complementary to its current business. The Company currently has no commitments or understandings to acquire any specific business or other material assets. There can be no assurance, however, that it will be successful in pursuing any such acquisition opportunities or the consequences of such acquisition, if any.

    Hilton was organized in the State of Delaware on May 29, 1946. Its principal executive offices are located at 9336 Civic Center Drive, Beverly Hills, California 90210 and its telephone number is (310) 278-4321.

GROWTH STRATEGY -- HOTELS

    The Company's five-year strategic growth plan calls for increasing room count by a significant percentage by year-end 2000. Growth in the Hotel Segment will occur primarily through acquisition and conversion of existing full-service hotels, the development of the redesigned mid-market Hilton Garden Inn product and international expansion.

    ACQUISITION AND CONVERSION OF FULL-SERVICE PROPERTIES. As a result of limited supply growth and increasing demand for full-service hotel rooms, the Company believes this segment of the market offers attractive growth opportunities. According to Smith Travel Research, from 1988 to 1990 upscale full-service room supply increased an average of approximately 5% annually, which resulted in an oversupply of rooms in the industry. However, this growth slowed to an average of approximately 1.7% annually from 1990 to 1995. According to Coopers & Lybrand, hotel supply in the upscale full-service segment is expected to grow annually at 1.8% to 1.9% through 1998. The Company believes that the lead time from conception to completion of a new full-service hotel is generally five or more years in the types of markets the Company is principally pursuing, with the result that growth in the number of rooms in the full-service segment should continue to be limited through 2000. Additionally, many desirable full-service hotel properties are held by inadvertent owners such as banks and insurance companies which are motivated sellers. Accordingly, the Company believes it may be able to acquire certain higher-end, full-service properties at significant discounts to replacement cost. The Company also intends to expand its domestic operations through conversion of existing mid- and lower- market hotels into management and franchise properties. The Company believes it can improve the performance of acquired and converted hotels as these properties can benefit from the strength of the Hilton brand name, reservation system, marketing programs and worldwide sales organization.

    EXPANSION OF HILTON GARDEN INN PROPERTIES. The Company intends to compete in the mid-market segment through franchising and management of Hilton Garden Inn properties. In January 1996, Hilton announced plans for a major expansion of its redesigned Hilton Garden Inn concept. The hotels have been redesigned to include 150 to 200 rooms, and offer amenities such as a quality restaurant, meeting space, exercise room and pool to differentiate them from other mid-market hotel competitors. Guest rooms will feature refrigerators, coffee makers, microwave ovens, irons, ironing boards and well-appointed work desks. This product is designed to offer many full-service amenities at moderate prices that are lower than those at standard full-service hotels.

    Hilton plans to add as many as 100 new Hilton Garden Inns over the next five years to create a strong presence in the mid-market segment. Approximately 80% of the additional Hilton Garden Inns are expected to be newly constructed facilities, with the remainder to be conversions of existing properties. To facilitate the initial development and promote brand awareness, the properties constructed during the first phase of the Hilton Garden Inn expansion are expected to be financed by Hilton, either solely or with partners.

    EXPANSION OF INTERNATIONAL HOTEL OPERATIONS. The Company believes there are substantial opportunities for international hotel expansion, and is particularly focused on city-center business hotels and resort properties. The Company expects that most of those properties will be operated under the Conrad
International brand through long-term management agreements. The Company has entered into management contracts to operate the following new hotels, the anticipated opening dates of which are indicated parenthetically: the 350-room Conrad International Sharm El Sheikh in Egypt (fall 1996); the 510-room Conrad International Singapore (fall 1996); the 700-room Conrad International Jakarta in Indonesia (1998); the 400-room Conrad International Amman in Jordan (1998); and the 400-room Conrad International Bangkok in Thailand (1999). Negotiations relating to the management of other international hotels are in varying stages and, in certain instances, letters of intent for management contracts have been executed. However, no assurances can be given that management contracts for such other hotels will be executed or that such other hotels will be constructed and, thereafter, operated by the Company.

    Hilton also is exploring a strategic alliance with the owner of the Hilton International hotel chain, which owns the Hilton name outside of the United States. Hilton believes there could be significant marketing and brand recognition benefits from such an alliance, if consummated.

GROWTH STRATEGY -- GAMING

    The Company is continuing to expand and improve its worldwide gaming operations through acquisitions, the development of new facilities and the enhancement of existing gaming properties.

    EXPANSION IN EXISTING GAMING MARKETS. The Company is pursuing gaming acquisitions and development opportunities that will complement its existing strengths as a major-market casino operator. The New Jersey Casino Control Commission has granted the Company's request for a Statement of Compliance, finding that the Company satisfies all non-facility related criteria for a casino license in Atlantic City, New Jersey. The Company does not own or manage, and has not entered into any agreement to own or manage, a hotel-casino in Atlantic City.

    DEVELOPMENT OF DOCKSIDE CASINO IN KANSAS CITY, MISSOURI. The Company is developing a dockside casino in Kansas City, Missouri. The Company will manage and own a 90% interest in this project, which will include a 30,000-square-foot casino on a continually docked 130,000-square-foot barge, concessions and entertainment facilities. Subject to the receipt of all required approvals and permits, including gaming licenses, this casino is scheduled to open in summer 1996. The Company also plans to build a 260-room hotel next to the dockside casino, which is scheduled to open in summer 1997.

    CONSTRUCTION OF STAR TREK ATTRACTION AT THE LAS VEGAS HILTON. In January 1995, the Company and Paramount Parks Inc. ("Paramount") announced plans to build a 65,000-square-foot attraction to be called "Star Trek: The Experience at the Las Vegas Hilton." This attraction is scheduled to open in spring 1997, and will feature a motion-based simulation ride, interactive video and virtual reality stations, dining and souvenir shops. The building housing the Star Trek attractions will be owned by the Company and leased to Paramount. The attraction also will be managed by Paramount. In conjunction with the Star Trek attraction, the Company plans to construct a themed 22,000-square-foot casino addition at the Las Vegas Hilton, which also is scheduled to open in spring 1997. The project is designed to attract and retain middle-market gaming customers to augment the property's high-end gaming business.

    ENHANCEMENT OF EXISTING HOTEL-CASINOS. In 1996, the Las Vegas Hilton plans to rebuild its marquee sign and renovate 700 of its guest rooms. The Flamingo Hilton-Las Vegas plans to complete a new main entrance to the property and renovate the registration area. The Flamingo Hilton-Laughlin plans to renovate 1,000 of its guest rooms, refinish the exterior facade and continue its slot machine replacement program. At the Reno Hilton, renovation of restaurants, meeting rooms and guest rooms is planned. The Flamingo Hilton-Reno plans to renovate guest rooms and open a Benihana restaurant.

    EXPANSION OF INTERNATIONAL HOTEL-CASINO OPERATIONS. The Company believes the opportunity exists to expand its gaming operations abroad. Hilton is monitoring gaming operations in Asia, Canada, Latin America, the Middle East and South Africa with the intention of expanding its Conrad International properties.

    The government of Uruguay has selected Conrad International and its partners to develop a new 300-room hotel-casino in Punta del Este, Uruguay. This project, which will be the first privately operated casino in Uruguay in 30 years, is expected to include a 38,000-square-foot casino. Conrad International will manage, and have an equity interest of approximately 43%, in the hotel-casino. The casino is scheduled to open in early 1997 and the hotel is expected to commence operations in late 1997.

    Conrad International has entered into an agreement to develop and operate a 700-room hotel-casino in Cairo, Egypt. Plans for this property feature a 17,000-square-foot European-style casino. Conrad International will manage, and have a 10% equity interest in, the hotel-casino, which is scheduled to open in late 1997.

HOTELS

  OWNED, PARTIALLY OWNED AND LEASED

    At February 1, 1996, Hilton operated 24 full-service owned, partially owned or leased hotels with 21,957 rooms (excluding its five hotel-casinos) located throughout the United States. Thirteen of these hotels with 8,036 rooms are wholly owned or leased, including the Waldorf=Astoria in New York City, the Palmer House Hilton and the O'Hare Hilton in Chicago, while 11 hotels with
13,921 rooms are partially owned, including the 50%-owned Hilton Hawaiian Village, New York Hilton & Towers and San Francisco Hilton & Towers and the 67.4%-owned New Orleans Hilton Riverside & Towers. Hilton also earns management fee income from its partially owned hotels generally under long-term management contracts.

    Hilton leases the land upon which eight hotels are located. Upon the expiration of such leases, the buildings and other leasehold improvements presently owned by Hilton revert to the landlords. Hilton, in all cases, owns all furniture and equipment, is responsible for repairs, maintenance, operating expenses and lease rentals, and retains complete managerial discretion over operations. Generally, Hilton pays a percentage rental based on the gross revenue of the facility, but in some instances the rental is a fixed amount.

    Complementing its standard full-service hotels, Hilton owns four Hilton Suites and has an ownership interest in a fifth, with a total of 1,095 rooms, and owns one Hilton Garden Inn and has an ownership interest in a second, with a total of 347 rooms.

  MANAGED

    At February 1, 1996, Hilton managed 22 domestic hotels with no ownership interest. Under its standard management arrangement, Hilton operates a hotel for the benefit of its owner, which either owns or leases the hotel and the associated personal property. Hilton's management fee is generally based on a percentage of each hotel's gross revenue plus, in the majority of properties, an incentive fee based on operating performance.

    Under the management agreements, all operating and other expenses are paid by the owner, and Hilton is generally reimbursed for its out-of-pocket expenses. In turn, Hilton's managerial discretion is subject to approval by the owner in certain major areas, including adoption of capital budgets. The Company has a right of first refusal to purchase an interest in certain managed hotels.

    The Company has also agreed to provide loans or additional investments to the owners of certain managed hotels under specified circumstances.

  FRANCHISE

    Pursuant to franchises granted by the Company, franchise hotels are operated under the Hilton, Hilton Garden Inn or Hilton Suites names. The franchise hotels operated under the Hilton name are generally smaller than the full-service hotels owned, leased or managed by Hilton and average approximately 250 rooms in size. Franchise hotels bearing the Hilton Garden Inn name are approximately 90 to 250 rooms in size and utilize a modular design constructed around a courtyard containing an indoor or outdoor swimming pool. In general, Hilton approves the plan for, and the location of, franchise hotels and assists in their design.

    On February 1, 1996, there were 164 franchise hotels operated by others, of which 160 were operated under the Hilton name, three were operated under the Hilton Garden Inn name and one was operated under the Hilton Suites name. In general, franchisees pay Hilton an initial fee based on the number of rooms in a franchise hotel and a continuing fee based on a percentage of the facility's room revenue. Although Hilton does not directly participate in the management or operation of franchise hotels, it conducts periodic inspections to ensure that Hilton's standards are maintained and renders advice with respect to hotel operations.

    The Company has continued its ongoing program of monitoring and improving its franchise operations. The Company added six franchises to its system in 1995, while five franchise arrangements were terminated, several due to noncompliance with the Company's standards.

  INTERNATIONAL

    The Company's international hotel operations are conducted through Conrad International. At February 1, 1996, Conrad International operated six hotels with a total of 1,804 rooms (excluding hotel-casinos) under long-term management contracts. Two of these hotels are partially owned: the 14.7%-owned Conrad International Dublin in Ireland and the 30%-owned Conrad International Hong Kong. Hilton is pursuing opportunities to operate hotels throughout the world with particular emphasis in city-center business hotels and resort hotels. It is anticipated that these acquisitions will generally be operated pursuant to long-term management contracts.

GAMING

  NEVADA HOTEL-CASINOS

    The Company's gaming operations, which are largely concentrated in Nevada, operate primarily under the Hilton and Flamingo brand names. The Company's wholly owned Nevada casinos are the Las Vegas Hilton, the Flamingo Hilton-Las Vegas, the Flamingo Hilton-Laughlin, the Reno Hilton and the Flamingo Hilton-Reno. The Company has a strong presence in Las Vegas, the largest gaming market in the world with more than 29 million visitors and gross gaming revenue of more than $5.7 billion in 1995.

    The Las Vegas Hilton is located adjacent to the Las Vegas Convention Center and focuses on upscale individual leisure guests and convention groups. The Flamingo Hilton-Las Vegas, the Reno Hilton and the Flamingo Hilton-Reno focus primarily on the mid-market, in particular the group tour and travel segment. The Flamingo Hilton-Laughlin targets the budget and mid-market segments. Each of the Company's hotel-casinos has gaming, convention, dining, shopping, entertainment and, with the exception of the Flamingo Hilton-Reno, indoor and outdoor recreational facilities. A variety of popular entertainment is featured in theaters and lounges at each hotel. The Company also operates a vacation ownership resort adjacent to the Flamingo Hilton-Las Vegas. See "-- Other Operations -- Vacation Ownership."

    The Company continues to refurbish and expand existing facilities in Nevada to maintain their presence as premier properties in the market. In 1995, the Las Vegas Hilton completed construction of the third of three new 12,600- to 15,400-square-foot Sky Villa luxury suites for premium players. The Las Vegas Hilton also completed new VIP baccarat facilities and opened a new 6,800-square-foot luxury European Suite. The Flamingo Hilton-Las Vegas completed an extensive expansion and renovation project, including a new 600-room tower, a 10,000-square-foot casino expansion, a new 21,000-square-foot ballroom, remodeling of the race and sports book, new entertainment, recreation, retail and dining facilities, exterior enhancements and guest room renovations. The Flamingo Hilton-Laughlin upgraded its guest room bathrooms and continued its slot machine replacement program. The Reno Hilton completed a renovation of its casino and the registration, entertainment and retail areas of the property, and opened a new Johnny Rockets restaurant. The Flamingo Hilton-Reno renovated its casino and remodeled the Top of the Flamingo Hilton restaurant.

    The space utilized by the Company's casinos in Nevada, in terms of approximate square footage, is as follows: Las Vegas Hilton -- 78,000 square feet (inclusive of 29,000 square feet attributable to the race and sports book); Flamingo Hilton-Las Vegas -- 74,000 square feet (inclusive of 20,000 square feet attributable to O'Sheas Irish theme casino adjacent to the hotel); Flamingo Hilton-Laughlin -- 58,000 square feet (inclusive of 3,000 square feet attributable to the race and sports book); Reno Hilton -- 118,000 square feet (inclusive of 12,000 square feet attributable to the race and sports book); and Flamingo Hilton-Reno -- 46,000 square feet (inclusive of 2,500 square feet attributable to the race and sports book).

    Each of the hotel-casinos is open 24 hours a day, seven days a week, for gaming activities. Games operated in these casinos include "21," craps, roulette, big 6, baccarat, poker, keno and slot and other coin machines. The Las Vegas Hilton's race and sports book is tied in by satellite or modem to the casinos at the Flamingo Hilton-Las Vegas, the Flamingo Hilton-Laughlin, the Reno Hilton and the Flamingo Hilton-Reno.

  INTERNATIONAL HOTEL-CASINOS

    The Company, through Conrad International, manages three international hotel-casinos which feature table games and slot machines similar to those offered at the Company's hotel-casinos in Nevada.

    In April 1995, the Company commenced operation of the 136-room Conrad International Treasury in Brisbane, Australia. This hotel-casino features a 65,000-square-foot casino and has the exclusive right to conduct casino gaming in Brisbane until 2005. The Company has a 19.9% ownership interest in this property.

    The Company also has a 19.9% ownership interest in the 605-room Hotel Conrad & Jupiters Casino, which opened in 1985. This hotel-casino is located on the Gold Coast in Queensland, Australia, and features a 70,000-square-foot casino. This property had the exclusive right to conduct casino gaming on Queensland's Gold Coast through 1995.

    The  Company  has  a   25%  ownership  interest   in  the  620-room   Conrad
International Istanbul, which opened in 1992. This hotel-casino includes a 12,000-square-foot casino.

  CASINO WINDSOR

    The Company and the other two shareholders of Windsor Casino Limited ("WCL") operate the Casino Windsor, an interim 50,000-square-foot casino in Windsor, Ontario, Canada. The Company, through Conrad International, owns a 33.3% interest in WCL, which operates this project for the Ontario provincial government. The Company anticipates that the interim casino will be replaced by a permanent facility in early 1998, which will include a hotel of approximately 400 rooms, a 75,000-square-foot casino, entertainment and meeting facilities.

    Since December 1995, the Company has chartered a riverboat to the Ontario provincial government to serve as a complementary facility for Casino Windsor. This vessel provides an additional 25,000 square feet of casino space for the property.

  NEW ORLEANS RIVERBOAT CASINO

    Since February 1994, the Company has operated a riverboat casino located adjacent to the New Orleans Hilton Riverside & Towers. The Company currently
operates  a  1,500-passenger  vessel  which  has  a  20,000-square-foot   casino
featuring table games and slot machines similar to those offered at the Company's hotel-casinos in Nevada. This vessel is wholly owned by the Company and leased to a joint venture, of which the Company owns a 50% interest.

OTHER OPERATIONS

  VACATION OWNERSHIP

    The Company owns a 50% interest in the Hilton Grand Vacations Company joint venture ("HGVC"), which currently operates 12 vacation ownership resorts in Florida and one in Nevada. In January 1995, HGVC commenced operation of a 200-unit vacation ownership resort adjacent to the Flamingo Hilton-Las Vegas. In August 1995, HGVC also commenced operation of the first phase of a 360-unit vacation ownership resort adjacent to Sea World in Orlando, Florida. Development, construction and certain operating costs of HGVC's projects in Las Vegas and Orlando have been substantially funded by the Company in the form of revolving loan facilities. HGVC is seeking new development and acquisition opportunities in other resort locations.

  DESIGN AND FURNISHING SERVICES

    Hilton, through its wholly owned subsidiary, Hilton Equipment Corporation, and through its hotels division, provides design and furnishing services and distributes furniture, furnishings, equipment and supplies to hotels and hotel-casinos. The revenue from this operation depends primarily on the number of new hotels operated or franchised by Hilton and on refurbishing and remodeling of existing Hilton hotels.

  COMPUTER SYSTEMS

    Compass Computer Services, Inc. ("Compass"), 50% of which is owned by Hilton and the balance by Budget Rent-A-Car, Inc., operates a computerized worldwide reservation system for, among other things, hotel reservations. This system also provides Hilton with certain statistical data and registration packets. Compass is managed by Litton Computer Services.

  RESERVATION SYSTEM

    The Compass computerized reservation system is presently utilized by Hilton Service Corporation, the operator of a worldwide system of reservation offices for hotels operated by Hilton, Hilton International Co., their affiliates and others. Hilton Service Corporation is owned 51% by Hilton and 49% by Hilton International Co.

OWNED, LEASED AND MANAGED HOTELS

    The following charts set forth the Company's owned, leased and managed hotels.

OWNED HOTELS

    At February 1, 1996, the following hotels were owned in fee and operated  by
Hilton:

                                                      NUMBER OF                    MORTGAGE
                                                    ROOMS/SUITES     YEAR        INDEBTEDNESS
                                                      (YEAR OF     ACQUIRED    AS OF FEBRUARY 1,
NAME AND LOCATION                                    COMPLETION)   BY HILTON         1996
- --------------------------------------------------  -------------  ---------   -----------------
Atlanta Airport Hilton & Towers                          503         1960         $50,000,000
  Atlanta, Georgia(1)                                  (1989)
Palmer House Hilton                                     1,639        1988            --
  Chicago, Illinois(2)                              (1925; 1945)
Flamingo Hilton-Las Vegas                               3,642
  Las Vegas, Nevada                                   (various       1971            --
                                                        dates
                                                    through 1995)
Las Vegas Hilton                                        3,174
  Las Vegas, Nevada                                   (various       1971            --
                                                        dates
                                                    through 1995)
Flamingo Hilton-Laughlin                                2,000        1990            --
  Laughlin, Nevada                                     (1990)
New Orleans Airport Hilton                               317         1959         $32,000,000
  New Orleans, Louisiana(1)                            (1989)
Waldorf=Astoria                                         1,380        1977            --
  New York, New York(3)                                (1931)
Portland Hilton                                          455         1963            --
  Portland, Oregon                                     (1963)
Flamingo Hilton-Reno                                     604         1981            --
  Reno, Nevada(4)                                      (1978)
Reno Hilton                                             2,001        1992            --
  Reno, Nevada                                         (1978)
Hilton Garden Inn                                        195         1993            --
  Southfield, Michigan(5)                              (1988)
Hilton Suites                                            224         1991            --
  Auburn Hills, Michigan                               (1991)
Hilton Suites                                            203         1989            --
  Brentwood, Tennessee                                 (1989)

                                                      NUMBER OF                    MORTGAGE
                                                    ROOMS/SUITES     YEAR        INDEBTEDNESS
                                                      (YEAR OF     ACQUIRED    AS OF FEBRUARY 1,
NAME AND LOCATION                                    COMPLETION)   BY HILTON         1996
- --------------------------------------------------  -------------  ---------   -----------------
Hilton Suites                                            230         1989            --
  Orange, California                                   (1989)
Hilton Suites                                            226         1990            --
  Phoenix, Arizona                                     (1990)

- ------------------------------

(1) The Atlanta Airport Hilton & Towers and the New Orleans Airport Hilton were closed and demolished in 1986 and, thereafter, rebuilt and reopened in 1989.

(2) The Company owned the Palmer House Hilton from May 1946 to December 1962 and, thereafter, operated the Palmer House Hilton under a lease until acquiring the property in February 1988.

(3) The Company operated the Waldorf=Astoria under a lease from February 1950 until acquiring the property in April 1977.

(4) An extension of the casino operation is contained in a structure located on an adjacent block with a skywalk connecting it to the main building. This structure is held under four long-term leases or subleases, expiring on various dates from January 1, 2001 to August 31, 2034, including renewal options, all of which may not necessarily be exercised.

(5) The Company managed the Hilton Garden Inn from July 1991 until acquiring the property in July 1993.

LEASED HOTELS

    At  February  1, 1996,  the  following hotels  were  leased and  operated by
Hilton:

                                                          NUMBER OF
                                                        ROOMS (YEAR OF
                                                     INITIAL COMPLETION;
                                                        YEAR ACQUIRED
                NAME AND LOCATION                         BY HILTON)                         EXPIRATION DATE
- --------------------------------------------------  ----------------------  --------------------------------------------------
Logan Airport Hilton                                         516            2014, with renewal options aggregating 25 years
  Boston, Massachusetts(1)                               (1959; 1988)        under specified circumstances
O'Hare Hilton                                                858            2018
  Chicago, Illinois(2)                                   (1973; 1991)
Oakland Airport Hilton                                       363            2033
  Oakland, California                                    (1970; 1970)
Pittsburgh Hilton & Towers                                   712            2004, with renewal options aggregating 30 years
  Pittsburgh, Pennsylvania                               (1959; 1959)
San Diego Hilton Beach & Tennis Resort                       357            2019
  San Diego, California                                  (1962; 1965)
San Francisco Airport Hilton                                 527            1998
  San Francisco, California                              (1959; 1959)
Seattle Airport Hilton                                       173            2004, with renewal options aggregating 30 years
  Seattle, Washington                                    (1961; 1961)
Tarrytown Hilton                                             236            2003, with renewal options aggregating 40 years
  Tarrytown, New York(3)                                 (1961; 1993)

- ------------------------------

(1) The Company managed and was a joint venture partner with respect to the Logan Airport Hilton from 1975 until July 1988, when it acquired the remaining equity interest in the joint venture leasing the land underlying the hotel.

(2) The Company managed the O'Hare Hilton from 1974 until October 1991, when the Company purchased the then remaining leasehold of the hotel. The O'Hare Hilton was closed for renovation in October 1991 and reopened in July 1992.

(3) The Company managed and was a joint venture partner with respect to the Tarrytown Hilton from 1975 until August 1993, when it acquired the remaining equity interest in the joint venture leasing the land underlying the hotel.

MANAGED HOTELS

    At February 1, 1996, the following hotels were operated by Hilton under management agreements:

                                                    NUMBER OF ROOMS/SUITES
                NAME AND LOCATION                    (YEAR OF COMPLETION)                    EXPIRATION DATE
- --------------------------------------------------  ----------------------  --------------------------------------------------
DOMESTIC
Anaheim Hilton & Towers                                     1,576           2014, with renewal options aggregating 30 years,
  Anaheim, California(1)                                    (1984)           subject to certain termination rights
Anchorage Hilton                                             591            2006, with renewal options aggregating 20 years
  Anchorage, Alaska                                     (various dates
                                                        through 1986)
Atlanta Hilton & Towers                                     1,224           2006, with a renewal option for 10 years
  Atlanta, Georgia                                          (1976)
Beverly Hilton                                               581            2007, with renewal options aggregating 20 years,
  Beverly Hills, California                              (1955; 1967)        subject to certain termination rights
Chicago Hilton & Towers                                     1,543           2005, with renewal options aggregating 20 years
  Chicago, Illinois(2)                                  (various dates
                                                        through 1986)
Tamarron Hilton Resort                                       294            2015, subject to certain termination rights
  Durango, Colorado                                         (1975)
Brunswick Hilton & Towers                                    405            2013, subject to certain termination rights
  East Brunswick, New Jersey(1)                             (1989)
Hilton Hawaiian Village                                     2,542           1997, with renewal options aggregating 20 years
  Honolulu, Hawaii(3)                                   (various dates
                                                        through 1988)
Long Beach Hilton                                            393            2012, with renewal options aggregating 20 years,
  Long Beach, California                                    (1992)           subject to certain termination rights
Los Angeles Airport Hilton & Towers                         1,234           1999, with renewal options aggregating 10 years,
  Los Angeles, California                                   (1983)           subject to certain termination rights
McLean Hilton                                                458            2007, with renewal options aggregating 20 years
  McLean, Virginia(2)                                       (1987)
Fontainebleau Hilton Resort & Towers                        1,206           1998, with a renewal option for 10 years, subject
  Miami, Florida                                            (1954)           to certain termination rights
Miami Airport Hilton & Towers                                500            2004, with renewal options aggregating 20 years
  Miami, Florida(2)                                         (1983)
Minneapolis Hilton & Towers                                  814            2012, with renewal options aggregating 20 years,
  Minneapolis, Minnesota                                    (1992)           subject to certain termination rights
Newark Airport Hilton                                        374            2003
  Newark, New Jersey                                        (1988)
New Orleans Hilton Riverside & Towers                       1,600           2007, with a renewal option for 10 years
  New Orleans, Louisiana(4)                              (1977; 1983)
Millenium Hilton                                             561            2004, with a renewal option for 10 years, subject
  New York, New York                                        (1992)           to certain termination rights
New York Hilton & Towers                                    2,041           (5)
  New York, New York(3)                                     (1963)

                                                    NUMBER OF ROOMS/SUITES
                NAME AND LOCATION                    (YEAR OF COMPLETION)                    EXPIRATION DATE
- --------------------------------------------------  ----------------------  --------------------------------------------------
Turtle Bay Hilton Golf & Tennis Resort                       485            2004, with a renewal option for 10 years
  Oahu, Hawaii                                              (1972)
Hilton at Walt Disney World                                  814            2003, with renewal options aggregating 20 years,
  Orlando, Florida(1)                                       (1983)           subject to certain termination rights
Pasadena Hilton                                              291            2004, with a renewal option for 10 years, subject
  Pasadena, California                                      (1970)           to certain termination rights
The Pointe Hilton Resort on                                  636            2012, with renewal options aggregating 20 years,
  South Mountain                                            (1986)           subject to certain termination rights
  Phoenix, Arizona
The Pointe Hilton Resort at Squaw Peak                       563            2012, with renewal options aggregating 20 years,
  Phoenix, Arizona                                          (1977)           subject to certain termination rights
The Pointe Hilton Resort at                                  585            2012, with renewal options aggregating 20 years,
  Tapatio Cliffs                                            (1982)           subject to certain termination rights
  Phoenix, Arizona
Rye Town Hilton                                              438            (5)
  Rye Brook, New York(3)                                 (1973; 1978)
Hilton Palacio del Rio                                       481            1998, with a renewal option for 10 years
  San Antonio, Texas                                        (1968)
San Antonio Airport Hilton                                   387            2001, subject to certain termination rights
  San Antonio, Texas(1)                                     (1982)
San Francisco Hilton & Towers                               1,895           2005, with a renewal option for 10 years
  San Francisco, California(3)                          (various dates
                                                        through 1988)
Hilton at Short Hills                                        300            2000, with a renewal option for 5 years, subject
  Short Hills, New Jersey                                   (1988)           to certain termination rights
Innisbrook Hilton Resort                                     873            2013, subject to certain termination rights
  Tarpon Springs, Florida(1)                                (1972)
Hilton Waikoloa Village                                     1,238           2013, subject to certain termination rights
  Waikoloa, Hawaii(2)                                       (1988)
Capital Hilton                                               543            2005, with a renewal option for 10 years
  Washington, D.C.(3)                                    (1943; 1985)
Washington Hilton & Towers                                  1,123           (5)
  Washington, D.C.(3)                                       (1965)
Hilton Suites                                                212            2009, with renewal options aggregating 20 years
  Oakbrook Terrace, Illinois(1)(3)                          (1989)
Hilton Garden Inn                                            152            2012, subject to certain termination rights
  Valencia, California(2)                                   (1991)

INTERNATIONAL
Conrad International Barcelona                               412            2007, with a renewal option for 5 years
  Barcelona, Spain(1)                                       (1992)
Conrad International Treasury                                136            2010
  Brisbane, Australia(2)                                    (1995)

                                                    NUMBER OF ROOMS/SUITES
                NAME AND LOCATION                    (YEAR OF COMPLETION)                    EXPIRATION DATE
- --------------------------------------------------  ----------------------  --------------------------------------------------
Conrad International Brussels                                269            2013, with renewal options aggregating 20 years
  Brussels, Belgium                                         (1993)
Conrad International Dublin                                  191            2010, with renewal options aggregating 20 years
  Dublin, Ireland(1)(2)                                     (1989)
Conrad International Hong Kong                               513            2021
  Hong Kong(2)                                              (1990)
Conrad International Hurghada                                260            2015, with renewal options aggregating 20 years,
  Hurghada, Egypt                                           (1994)           subject to certain termination rights
Conrad International Istanbul                                620            2011, with a renewal option for 20 years
  Istanbul, Turkey(1)(2)                                    (1992)
Conrad International London                                  159            2016, with renewal options aggregating 20 years
  London, England                                           (1990)
Hotel Conrad & Jupiters Casino                               605            2010
  Gold Coast,                                               (1986)
  Queensland, Australia(2)

- ------------------------------

(1) Hilton has made loans to the owners of each of the referenced properties.

(2) Hilton has equity interests of less than 50% in joint ventures which own each of the referenced properties. See "Investments" in the Notes to the Company's Consolidated Financial Statements on pages 48 and 49 in the Annual Report.

(3) Hilton has equity interests of 50% in joint ventures which own each of the referenced properties. See note 2 above.

(4) Hilton has a 67.4% equity interest in the joint venture which owns the New Orleans Hilton Riverside & Towers. See note 2 above.

(5) The management agreements with respect to each of the referenced properties expired on December 31, 1995, but Hilton continues to manage each of the properties for the fees specified in the expired agreements.

ENVIRONMENTAL MATTERS

    The Company, like others in its industry, is subject to various federal, state, local and, in some cases, foreign laws, ordinances and regulations that
(i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous or toxic wastes, or (ii) may impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous or toxic substances or wastes (together, "Environmental Laws").

    The Company endeavors to maintain compliance with Environmental Laws, but, from time to time, the Company's operations may have resulted or may result in noncompliance or liability for cleanup pursuant to Environmental Laws. In that regard, the Company has been notified of contamination resulting from past disposals of wastes at two sites to which hazardous or non-hazardous wastes may have been sent from Company facilities in the past. Based on information reviewed by and available to the Company, including uncertainty whether a Company facility in fact shipped any wastes to one such site, the number of potentially responsible parties at such sites and, where available, the volume and type of waste sent to each such site, the Company believes that any liability arising from such disposals under Environmental Laws would not have a material adverse effect on its results of operation or financial condition.

                            REGULATION AND LICENSING

    Under provisions of Nevada, Louisiana and New Jersey and other gaming laws, and the Company's certificate of incorporation, certain securities of the Company are subject to restrictions on ownership which may be imposed by specified governmental authorities. Such restrictions may require the holder to dispose of the securities or, if the holder refuses to make such disposition, the Company may be obligated to repurchase the securities.

    NEVADA GAMING LAWS. The ownership and operation of casino gaming facilities in the State of Nevada, such as those at the Las Vegas Hilton, the Flamingo Hilton-Las Vegas, the Flamingo Hilton-Laughlin, the Reno Hilton and the Flamingo Hilton-Reno, are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (the "Nevada Act") and various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Gaming Commission"), the Nevada State Gaming Control Board (the "Control Board"), the Clark County Liquor and Gaming Licensing Board (the "CCB") and the City of Reno. The Gaming Commission, the Control Board, the CCB and the City of Reno are collectively referred to as the "Nevada Gaming Authorities."

    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) to provide a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations. The Company is required to be registered by the Gaming Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Gaming Commission and furnish any other information that the Gaming Commission may require.

    Any beneficial holder of the Common Stock, regardless of the number of shares owned, may be required to file an application, be investigated, and have such person's suitability as a beneficial holder of the Common Stock determined if the Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

    The Nevada Act requires any person who acquires more than 5% of the Common Stock to report the acquisition to the Gaming Commission. Ownership of the Notes may constitute ownership of the Common Stock for this purpose. The Nevada Act requires that beneficial owners of more than 10% of the Common Stock apply to the Gaming Commission for a finding of suitability within thirty days after the Chairman of the Control Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Common Stock may apply to the Gaming Commission for a waiver of such finding of suitability if such institutional investor holds the Common Stock for investment purposes only. An institutional investor shall not be deemed to hold the Common Stock for investment purposes unless the Common Stock was acquired and is held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Gaming Commission finds to be inconsistent with holding the Common Stock for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Gaming Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation. Barron Hilton, the Company's largest stockholder, has been found suitable as a controlling stockholder of the Company.

    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Gaming Commission or by the Chairman of the Control Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Common Stock beyond such period of time as may be prescribed by the Gaming Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or the licensees, the Company (i) pays that person any dividend or interest upon voting securities of the Company;
(ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pays remuneration in any form to that person for services rendered or otherwise; or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish the voting securities for cash at fair market value. Additionally, the CCB has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

    The Gaming Commission may, in its discretion, require the holder of any debt security of a Registered Corporation, such as the Notes, to file applications, be investigated and be found suitable to own such debt security of a Registered Corporation. If the Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Gaming Commission, it (i) pays to the unsuitable person any dividend, interest or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Gaming Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Gaming Commission has not imposed such a requirement on the Company.

    The Company may not make a public offering of its securities without the prior approval of the Gaming Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Gaming Commission or the Control Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. On September 28, 1995, the Gaming Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions (the "Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Control Board. This Offering is made pursuant to such Shelf Approval. The Shelf Approval does not constitute a finding, recommendation or approval by the Gaming Commission or the Control Board as to the accuracy or adequacy of the Prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

    Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby such person obtains control, may not occur without the prior approval of the Gaming Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Control Board and Gaming Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Gaming Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control of the Company.

    LOUISIANA GAMING LAWS. The ownership and operation of a riverboat gaming vessel in the State of Louisiana is subject to the Louisiana Riverboat Economic Development and Gaming Control Act (the "Act"). As of May 1, 1996, gaming activities will be regulated by the Louisiana Gaming Control Board (the "Board"). The Board is responsible for investigating the background of all applicants seeking a riverboat gaming license, issuing the license and enforcing the laws, rules and regulations relating to riverboat gaming activities.

    The applicant, its officers, directors, key personnel, partners and person holding a 5% or greater interest in the holder of a gaming license are required to be found suitable by the Board. This requires the filing of an extensive application to the Board disclosing personal, financial, criminal, business and other information. On October 13, 1993, the Board's predecessor issued a riverboat gaming license to the Queen of New Orleans, a joint venture of which the Company owns a 50% interest. The Company's joint venture commenced riverboat gaming operations in New Orleans, Louisiana on February 10, 1994.

    The transfer of a Louisiana gaming license is prohibited under the Act. The sale, assignment, transfer, pledge or disposition of securities which represent 5% or more of the total outstanding shares issued by a holder of a license is subject to Board approval and the transferee must be found suitable. Ownership of the Notes may constitute ownership of the Common Stock for this purpose. In addition, all contracts and leases entered into by a licensee are subject to approval and certain enterprises which transact business with the licensee must be licensed.

    The Board must approve all security holders of the licenses and may find any such security holder not qualified to own those securities. Louisiana law may require that the charter or bylaws of the licensee provide that securities are held subject to the condition that, if a holder is found to be disqualified by the Board, the holder must dispose of the securities of the licensee. If a security holder of a licensee is found disqualified, it will be unlawful for the security holder to (i) receive any dividend or interest with regard to the securities; (ii) exercise, directly or indirectly, any rights conferred by the securities; or (iii) receive any remuneration from the licensee for services rendered or otherwise. The Board may impose similar approval requirements on holders of securities of any intermediary or holding company of the licensee, but may waive those requirements with respect to holders of publicly-traded securities of intermediary and holding companies if such holders do not have the ability to control the publicly-traded corporation or elect one or more directors thereof.

    On April 19, 1996, the Louisiana legislature approved legislation mandating statewide local elections on a parish-by-parish basis to determine whether to prohibit or continue to permit three individual types of gaming. The referendum will be brought before the Louisiana voters at the time of the 1996 presidential election and will determine whether each of the following types of gaming will be prohibited or permitted in the following described Louisiana parishes: (i) the operation of video draw poker devices in each parish; (ii) the conduct of riverboat gaming in each parish that is contiguous to a statutorily designated river or waterway or (iii) the conduct of land-based casino gaming operations in Orleans Parish. If a majority of the voters in a parish elect to prohibit one or more of the above-described gaming activities in such parish, then no license or permit shall be issued to conduct such prohibited gaming activity in such parish and no such gaming activity may be permitted in that parish. If, however, riverboat gaming was previously permitted in such parish, the legislation permits the current gaming operator to continue riverboat gaming in that parish until the expiration of its gaming license. The Company's current riverboat gaming license expires on February 10, 1999. Further, in parishes where riverboat gaming is currently authorized and voters elect to prohibit riverboat gaming, the legislation provides that the gaming license shall not be reissued or transferred to any parish other than a parish in which a riverboat upon which gaming is conducted is berthed. The current legislation, however, does not provide for any moratorium on future local elections on gaming. Further, the current legislation does not provide for any moratorium that must expire before future local elections on gaming could be mandated or allowed.

    NEW  JERSEY  GAMING  LAWS.   The  ownership and  operations  of hotel-casino
facilities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Casino Control Act (the "Act"). No hotel-casino facility may operate unless various licenses and approvals are obtained from New Jersey regulatory authorities, including the Casino Control Commission (the "Commission"). The Commission is authorized under the Act to adopt regulations covering a broad spectrum of gaming and gaming related activities and to prescribe the methods and forms of applications for licenses.

    In order to be granted a casino license under the Act, officers and directors of a licensee and its employees who are employed in hotel or casino operations in Atlantic City are required to be licensed or approved by the Commission. In addition, all contracts and leases entered into by a licensee would be subject to approval and certain enterprises which transact business with the licensee would themselves have to be licensed. New Jersey law also authorizes the Commission to approve security holders of a licensee in the manner described above under the caption "Louisiana Gaming Laws."

    For a more complete description of the various applicable gaming regulatory requirements under the Nevada, Louisiana and New Jersey Gaming Laws, see "Additional Information -- Regulation and Licensing" in the Form 10-K.

    MISSOURI GAMING LAWS. In 1993, Missouri enacted the Missouri Gaming Law (the "MGL") and established the Missouri Gaming Commission (the "MGC"), which is responsible for the licensing and regulation of riverboat gaming in Missouri. The number of licenses which may be granted is not specifically limited by statute or regulation but may be subject to limitations imposed by the MGC. The MGL grants specific powers and duties to the MGC to supervise riverboat gaming and implement the MGL and take any other action as may be reasonable or appropriate to enforce the MGL. The MGC may approve permanently moored ("dockside") riverboat casinos subject to specific criteria that includes the economic interest of Missouri and the safety of the general public.

    Under the MGL, the ownership and operation of riverboat gaming facilities in Missouri are subject to extensive state and local regulation. If a company is granted a gaming license in Missouri, such company, any related subsidiaries and its officers, directors, significant shareholders and employees will be subject to regulation. The initial license and first subsequent license renewal of an excursion gambling boat operator generally is for a period of one year. The MGC, however, may reopen license hearings at any time and may terminate or impose additional regulations upon a licensee at any time during the term of a license. In addition to the owner's license and operator's license for the riverboat, most individuals participating in gaming operations are required to have an occupational license from the MGC. Applicants and licensees are responsible to keep the application and any requested materials current at all times, and this responsibility shall continue throughout any period of licensure granted by the MGC. In addition, Missouri has extensive licensing disclosure requirements.

    Pursuant to its rulemaking authority, the MGC has adopted certain regulations which provide, among other things, that: (i) no gaming licensee or occupational licensee may pledge, hypothecate or transfer in any way any license, or any interest in a license, issued by the MGC; (ii) without first notifying the MGC at least 60 days prior to such consummation of any of the following transactions (and during such period the MGC may disapprove the transaction or require the transaction to be delayed pending further investigation) (a) a gaming licensee or a holding company affiliated with a gaming licensee may not make a public issuance of debt, (b) a publicly held gaming licensee or a publicly held holding company may not make any issuance of an ownership interest equaling 5% or greater of the gaming licensee or holding company (ownership of the Notes may constitute ownership of the Common Stock for this purpose) or (c) a person or entity may not pledge or hypothecate an ownership interest in a gaming licensee that is not a publicly held company or a holding company that is not a publicly held company; provided that no such ownership interest may be transferred voluntarily or involuntarily pursuant to any pledge without separate notice to the MGC as required by the regulations;
(iii) not later than 7 days after the consummation of any transfer of ownership interest in a publicly held gaming licensee, if such transfer would result in an entity or group of entities acting in concert owning, directly or indirectly, a total amount of ownership interest equaling 5% or greater of the ownership interest in the gaming licensee, the transferee must report such consummation to the MGC; (iv) no withdrawals of capital, loans, advances or distribution of any type of assets in excess of 5% of accumulated earnings of a licensee to anyone with an ownership interest in the licensee may occur without prior MGC approval; and (v) the MGC may take action against a licensee or other person who has been disciplined in another jurisdiction for gaming related activity.

                            DESCRIPTION OF THE NOTES

    Set forth below is a summary of certain provisions of the Notes. The Notes will be issued pursuant to an indenture (the "Indenture") to be dated as of
         , 1996, by and between Hilton Hotels Corporation and The Bank of New York, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the Notes and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all of the provisions of the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture. As used in this section "Description of the Notes", the "Company" refers to Hilton Hotels Corporation, exclusive of its subsidiaries. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

GENERAL

    The Notes  will  be  unsecured, subordinated,  general  obligations  of  the
Company,  limited in aggregate  principal amount to  $         ($         if the
Underwriters' over-allotment option is exercised in full). The Notes will be subordinated in right of payment to all Senior Indebtedness of the Company, as described under "Subordination" below. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

    The Notes will mature on            , 2006. The Notes will bear interest  at
the rate per annum stated on the cover page of this Prospectus from the date of issuance or from the most recent Interest Payment Date to which interest has
been  paid or provided for, payable semi-annually  on           and           of
each year, commencing          , 1996, to the persons in whose names such  Notes
are  registered at the close of  business on            or           immediately
preceding such Interest Payment Date. Principal of, premium, if any, and interest on, the Notes will be payable, the Notes will be convertible and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    At the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Registrar. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at 101 Barclay Street, 21 West, New York, New York 10286.

CONVERSION RIGHTS

    The Holder of any Notes will have the right, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock which includes the related Series A Junior Participating Preferred Stock Purchase Rights (the "Rights"), at any time prior to the second Business Day prior to the Stated Maturity of the Notes (unless earlier redeemed or repurchased) at the Conversion Price set forth on the cover page of this Prospectus (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

    In the case of any Note that has been converted after any Record Date, but on or before the next Interest Payment Date, interest the stated due date of which is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Record Date. Any Note so converted must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion (unless such Note shall have been called for redemption, in which case no such payment shall be required). No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (as determined in accordance with the Indenture) at the close of business on the day of conversion.

    The Conversion Price will be subject to adjustment upon the occurrence of certain events, including: (a) any payment of a dividend (or other distribution) payable in Common Stock on any class of Capital Stock of the Company, (b) any issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (as determined in accordance with the Indenture) of Common Stock; provided, however, that if such options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (c) any subdivision, combination or reclassification of Common Stock, (d) any distribution to all holders of Common Stock of evidences of indebtedness, shares of Capital Stock other than Common Stock, cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and excluding dividends and distributions paid exclusively in cash), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, and
(f) the completion of a tender or exchange offer made by the Company or any of its

Subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender or exchange offer by the Company or any of its Subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable. In the event the Company elects to make such a reduction in the conversion price, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

    In the event that the Company distributes rights or warrants (other than those referred to in (b) in the preceding paragraph) PRO RATA to holders of Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the Holder of any Note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. The conversion price of the Notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

    In case of any reclassification, consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company (computed on a consolidated basis), each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event, who failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares.

SUBORDINATION

    The Notes will be general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. At December 31, 1995, as adjusted to give effect to the issuance and sale of the Notes and the application of the net proceeds therefrom, the Company would have had approximately $1.1 billion of Senior Indebtedness outstanding. The Notes are structurally subordinated in right of payment to all liabilities (including trade payables) of the Company's Subsidiaries. The Company's Subsidiaries had approximately $160.1 million of trade payables and accrued liabilities outstanding at December 31, 1995. The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries.

    The Indenture will provide that no payment may be made by the Company on account of the principal of, premium, if any, and interest on the Notes, or to acquire any of the Notes (including repurchases of Notes at the option of the Holder) for cash or property (other than Junior Securities), or on account of the redemption provisions of the Notes, (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

    Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Indebtedness or their representative immediately to accelerate its maturity and (ii) written notice of such event of default given to the Company and the Trustee by the holders of an aggregate of at least $50,000,000 principal amount outstanding of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, interest on the Notes, or to acquire or repurchase any of the Notes for cash or property, or on account of the redemption provisions of the Notes, in any such case other than payments made with Junior Securities of the Company. Notwithstanding the foregoing, unless (i) the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Any number of Payment Notices may be given; PROVIDED, HOWEVER, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and (ii) no default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Indebtedness) shall be made the basis for the commencement of any other Payment Blockage Period.

    In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than Junior Securities) shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness of the Company remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

    Upon any distribution of assets of the Company upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities, (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full (or have such payment duly provided for) before the Holders are entitled to receive any payment on account of the principal of, premium, if any, interest on, with respect to, the Notes (other than Junior Securities) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

    No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder, subject to the two preceding previous paragraphs, to pursue any other rights or remedies with respect to the Notes.

    The Company conducts certain of its operations through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national and state governments and contractual provisions. The Indenture will not limit the ability of the Company's Subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any Subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary except to the extent that the Company is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such Subsidiary. The Notes, therefore, will be structurally subordinated to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a claim.

    As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshalling of assets or liabilities of the Company and its Subsidiaries, Holders of the Notes may receive ratably less than other creditors.

REDEMPTION AT THE COMPANY'S OPTION

    The  Notes will  not be subject  to redemption prior  to             , 1999.
Thereafter, the Notes will be redeemable at the option of the Company, in  whole
or  in part, at any time on or after            , 1999 upon not less than 30 nor
more than 60 days notice to each Holder of Notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the
12-month period commencing          of the years indicated below:

YEAR                                                            PERCENTAGE
- --------------------------------------------------------------  -----------
2000..........................................................           %
2001..........................................................           %
2002..........................................................           %
2003 and thereafter...........................................     100.00%

in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest, if any, to the Redemption Date.

    In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

    The Notes will not have the benefit of any sinking fund.

    Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    The Indenture will provide that each Holder, by accepting any of the Notes, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which the Company or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a Holder must be licensed, qualified or found suitable under applicable gaming laws, such Holder shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, the Company shall have the right, at its option, (i) to require such person to dispose of its Notes or beneficial interest therein within 30 days of receipt of notice of the Company's election or such earlier date as may be requested or prescribed by such gaming authority or (ii) to redeem such Notes at a redemption price equal to the lesser of (A) such person's cost or (B) 100% of the principal amount thereof, plus accrued and unpaid interest to the earlier of the redemption date or the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority. The Company shall notify the Trustee in writing of any such redemption as soon as practicable. The Company shall not be responsible for any costs or expenses any such Holder may incur in connection with its application for a license, qualification or a finding of suitability.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

    The Indenture will provide that in the event that a Change of Control (as defined) has occurred, each Holder of Notes will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (PROVIDED, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 40 Business Days after the occurrence of such Change of Control at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. The Repurchase Offer shall be made within 15 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 60 Business Days of the Change of Control.

    The Indenture will provide that a "Change of Control" occurs upon the occurrence of a Rating Decline in connection with any of the following events;
(i) upon any merger or consolidation of the Company with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity,
(ii) when any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors of the Company, (iii) when, during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, (iv) a sale or disposition, whether directly or indirectly, by the Company of all or substantially all of the assets relating to the Hotel Segment or the Gaming Segment (as segment is used in Regulation S-K and Regulation S-X under the Securities Act), or (v) the PRO RATA distribution by the Company to its stockholders of the Hotel Segment or the Gaming Segment.

    For purposes of this definition, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

    On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

    The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company, or the Gaming Segment or the Hotel Segment has occurred.

    The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Underwriters.

    The provisions of the Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control, as set forth above. In addition, the Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its Subsidiaries providing similar rights to the Holders thereof.

    To the extent applicable, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of Holders upon a Change of Control.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

    The Indenture will provide that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) in the case of a merger or consolidation, the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a PRO FORMA basis to such transaction; and (iii) the resulting, surviving or transferee entity holds all gaming licenses necessary to conduct the business of such resulting, surviving or transferee entity.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

REPORTS

    Whether  or  not the  Company is  subject to  the reporting  requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder, within 15 days after it is or would have been required to file such with the SEC, annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC if the Company was subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the SEC and, in each case, together with a management's discussion and analysis of results of operations and financial condition as such would be so required.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture will define an Event of Default as (i) the failure by the Company to pay any installment of interest on the Notes as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal of, or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any Repurchase Offer or otherwise, (iii) the failure of the Company to perform any conversion of Notes required under the Indenture and the continuance of any such failure for 30 days, (iv) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (v) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries,
(vi) a default in the payment of principal, premium or interest when due that extends beyond any stated period of grace applicable thereto or an acceleration for any other reason of the maturity of any Indebtedness of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $50.0 million, and (vii) final unsatisfied judgments not covered by insurance aggregating in excess of $50.0 million, at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 30 days. The Indenture will provide that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default.

    The Indenture will provide that if an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest thereon to be due and payable immediately. If an Event of Default specified in clause (v) above occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on, the Notes that have become due solely by such acceleration, have been cured or waived.

    Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of, premium, if any, or interest on any Note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

AMENDMENTS AND SUPPLEMENTS

    The Indenture will contain provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; PROVIDED, FURTHER, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of any Note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment or the conversion of any Note on or after the due date thereof (including, in the case of redemption, on or after the Redemption Date), or reduce the Repurchase Price, or alter the change of control provisions or redemption provisions in a manner adverse to the Holders,
(ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, (iii) adversely affect the right of such Holder to convert Notes, or (iv) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

    The Indenture will provide that no stockholder, employee, officer or director, as such, past, present or future of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his, her or its status as such stockholder, employee, officer or director.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange the Notes in accordance with the Indenture. The Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note may be treated as the owner of it for all purposes.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

    So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

    Payments with respect to the principal of, premium, if any, interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

    CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depositary of the Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by Global Notes. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to each such Holder's registered address. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN DEFINITIONS

    "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York or Los Angeles, California are authorized or obligated by law or executive order to close.

    "CAPITAL STOCK" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

    "INDEBTEDNESS" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except such as would constitute trade payables to trade creditors in the ordinary course of business, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit;
(b) all net obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such person has guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any Capital Stock; and (d) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of any liability of the kind described in any of the preceding clauses (a), (b) or (c), or this clause
(d), whether or not between or among the same parties.

    "ISSUE DATE" means the date of first issuance of the Notes under the Indenture.

    "JUNIOR SECURITIES" of any person means any Qualified Capital Stock and any Indebtedness of such person that is subordinated in right of payment to the Notes and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes.

    "RATING DECLINE" means the occurrence on or within 90 days after the date of the first public notice of (i) the occurrence of a Change of Control or (ii) the intention by the Company to effect a Change of Control, (which 90-day period shall be extended so long as the rating of Senior Indebtedness of the Company is under publicly announced consideration for possible downgrade by any of (x) Moody's Investors Service, Inc. ("Moody's"), (y) Standard & Poor's Corporation ("S&P") or (z) Duff & Phelps ("D&P")), of a decrease in the rating of Senior Indebtedness of the Company by any of Moody's, S&P or D&P to a rating that is below "Investment Grade." Investment Grade means a rating in the top four rating categories by Moody's, S&P, D&P or any other nationally recognized securities rating agency or agencies, as the case may be, selected by the Company.

    "SENIOR INDEBTEDNESS OF THE COMPANY" means any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is not senior or superior in right of payment to the Notes or to other Indebtedness which is PARI PASSU with, or subordinated to, the Notes; PROVIDED that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any Subsidiary of the Company or any officer, director or employee of the Company or any Subsidiary of the Company, (b) Indebtedness to trade creditors or (c) any liability for taxes owed or owing by the Company.

    "STATED  MATURITY" when used with respect  to any Note means               ,
2006.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary which is a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the SEC as in effect as of the date of the Indenture.

    "SUBSIDIARY," with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such person a majority of the partnership interests, or (iii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.

                          DESCRIPTION OF CAPITAL STOCK

    GENERAL. As of December 31, 1995, the Company was authorized to issue 90.0 million shares of Common Stock, par value $2.50 per share, of which 51.0 million shares were issued, including Treasury Shares of 2.7 million, and 10.0 million shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), of which no shares have been issued.

COMMON STOCK

    Each share of Common Stock entitles the holder to one vote on matters submitted to a vote of the stockholders, and, subject to the prior preferences of the Company's Preferred Stock, if issued, a PRO RATA share of assets remaining available for distribution to stockholders upon a liquidation of the Company. Dividends may be paid to the holders of the Common Stock when and if declared by the Board of Directors of the Company out of funds legally available therefor. The Company has paid cash dividends on its Common Stock. Any further determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, its financial condition, capital requirements and other factors as the Company's Board of Directors may deem relevant. The Common Stock is not convertible and has no preemptive rights. There are no redemption provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion of the Notes will be, fully paid and non-assessable.

PREFERRED STOCK

    The Company's Certificate of Incorporation provides that Preferred Stock may be issued from time-to-time in one or more series. The Company's Board of Directors has authority to fix or alter the dividend rights, dividends rates, conversion rights, voting rights and terms of redemption (including sinking fund provisions), redemption prices, and liquidation preferences of any wholly unissued series of Preferred Stock, as well as the number of shares constituting any such unissued series and the designation thereof, and to increase or decrease the number of shares of any outstanding series (but not below the number of shares of such series then outstanding), without any further vote or action by the Company's stockholders.

PREFERRED STOCK RIGHTS AGREEMENT

    On  July 14,  1988, Hilton  adopted a  Preferred Share  Purchase Rights Plan
("Rights Plan") and declared a dividend distribution of one Preferred Share Purchase Right ("Rights") on each outstanding share of Common Stock. The Rights are transferable only with the Common Stock until they become exercisable.

    Generally, the Rights become exercisable only if a person or group (other than Hilton Interests, as hereinafter defined) acquires 20% or more of the Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the Common Stock. Each Right entitles stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $150.

    If the Company is acquired in a merger or other business combination transaction, each Right entitles its holder to purchase, at the Right's then current price, a number of the acquiring company's common shares having a then current market value of twice the Right's exercise price. In addition, if a person or group (other than Hilton Interests) acquires 30% or more of the Company's outstanding Common Stock, otherwise than pursuant to a cash tender offer for all shares in which such person or group increases its stake from below 20% to 80% or more of the outstanding shares of Common Stock, each Right entitles its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, shares of the Common Stock having a market value of twice the Right's exercise price.

    Following the acquisition by a person or group of beneficial ownership of 30% or more of the Common Stock and prior to an acquisition of 50% or more of the Common Stock, Hilton's Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

    Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Common Stock, the Rights are redeemable for one cent per Right at the option of the Company's Board of Directors.

    "Hilton Interests" refer to Barron Hilton and the Conrad N. Hilton Fund and the shares of Common Stock beneficially owned by them.

DELAWARE GENERAL CORPORATION LAW SECTION 203

    As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law, which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or such stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) upon consummation of the transaction in which such stockholder becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company), or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Under the Company's Certificate of Incorporation, upon consummation of the Offering (and the ultimate conversion of the Notes into shares of Common
Stock)  there will be            shares of Common Stock authorized but unissued,
and 10,000,000 shares of Preferred Stock authorized but unissued, for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

    The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

    One of the effects of the existence of unissued Common Stock or preferred stock may be to enable the Company's Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

    The Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock other than shares of Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to directors, officers and employees of the Company. In
connection with the Offering,           shares of Series A Preferred Stock  will
be reserved for issuance pursuant to the Rights Plan. See "-- Preferred Stock Rights Agreement."

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for the Common Stock is Chemical Mellon Shareholder Services LLC.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of certain United States Federal income tax considerations relevant to holders of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the Offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

    PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK

CONVERSION OF NOTES INTO COMMON STOCK

    In general, no gain or loss will be recognized for income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

    The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion Rights." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current earnings and profits if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income to the extent of the Company's earnings and profits.

MARKET DISCOUNT

    Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined DE MINIMIS amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES

    Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement, or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Any such gain or loss recognized on the sale, exchange, repurchase, retirement, or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

BACKUP WITHHOLDING

    A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

    The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    GENERAL. The following is a general discussion of certain United States Federal income and estate tax consequences of the acquisition, ownership and disposition of Notes by a "Non-United States Holder" and does not deal with tax consequences arising under the laws of any foreign, state, or local jurisdiction. As used herein, a "Non-United States Holder" is a person or entity that, for United States Federal income tax purposes, is not a citizen or resident of the United States, a corporation, partnership, or other entity created or organized under the laws of the United States or a political subdivision thereof, or an estate or trust, the income of which is subject to United States Federal income taxation regardless of its source. The tax treatment of the holders of the Notes may vary depending upon their particular situations. Certain holders (including insurance companies, tax exempt organizations, financial institutions and broker-dealers) may be subject to special rules not discussed below. Prospective investors who are Non-United States Holders are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

    INTEREST ON NOTES. Interest paid by the Company to a Non-United States Holder will not be subject to United States Federal income or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder and (i) the Non-United States Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code and (ii) the beneficial owner of the Notes certifies, under penalties of perjury, that the beneficial owner is not a United States person and provides the beneficial owner's name and address.

    GAIN ON DISPOSITION OF NOTES. Subject to the discussion below concerning gain on disposition of Common Stock of "USRPHCs" as defined below, a Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale, redemption or other disposition of a Note unless
(i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met. For purposes of applying the exclusion from "FIRPTA tax" (as defined below) for the holders of less than 5% of the Company's Common Stock, a holder of a Note will be treated as owning the Common Stock into which the Notes are convertible.

    DIVIDENDS ON COMMON STOCK. Dividends paid on shares of Common Stock, except as described below, will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, the dividend would be subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury Regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury Regulations, not currently in effect, however, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

    A Non-United States Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States IRS.

    GAIN ON DISPOSITION OF COMMON STOCK. A Non-United States Holder generally will not be subject to United States Federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-United States Holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-United States Holder, or (iii) the Non-United States Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met. If an individual Non-United States Holder falls under clause (ii) above, he or she will be taxed on his or her net gain derived from the sale under regular United States Federal income tax rates. If the individual Non-United States Holder falls under clause ( iii ) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States Federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax.

    A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. While not free from doubt, the Company believes that it currently is a USRPHC. However, a Non-United States Holder would generally not be subject to tax or withholding in respect of such tax on gain from a sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

    If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-United States Holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-United States Holder of Common Stock will be subject to United States Federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, a Non-United States Holder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of Common Stock in USRPHCs and will be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax will be creditable against such Non-United States Holder's United States Federal income tax liability. Non-United States Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

    FEDERAL ESTATE TAXES. If interest on the Notes is exempt from withholding of United States Federal income tax under the rules described above, the Notes will not be included in the estate of a deceased non-resident alien individual holder for United States Federal estate tax purposes. Common Stock owned, or treated as owned, by a non-resident alien individual (as specifically determined for United States Federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. The Company must report annually to the IRS and to each Non-United States Holder the amount of interest and dividends paid to such holder and the amount of any tax withheld. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such interest and dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

    In the case of payments of interest to Non-United States Holders, temporary Treasury Regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established; provided that neither the Company nor its payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Under temporary Treasury Regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-United States Holder on the disposition of the Notes by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

    United States backup withholding tax generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-United States Holder at an address outside the United States or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a foreign person with certain relationships to the United States, however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-United States Holder and certain other requirements are met or the holder otherwise establishes an exemption. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the IRS.

    These information and backup withholding rules are under review by the United States Treasury and their application to the Notes could be changed by future regulations. On April 15, 1996, the IRS issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed regulations would, among other changes, eliminate the presumption under current regulations with respect to dividends paid to addresses outside the United States. See "Dividends on Common Stock." The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective Note purchasers should consult their tax advisors concerning the potential adoption of such Treasury Regulations and the potential effect on the Notes and Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") the Underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Montgomery Securities, Salomon Brothers Inc ("Salomon Brothers") and Schroder Wertheim & Co. Incorporated ("Schroder") are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Company has agreed to sell to each of the Underwriters, the respective principal amounts of Notes set forth opposite its name below, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount:

                                                                                  PRINCIPAL
                                                                                    AMOUNT
                                 UNDERWRITER                                       OF NOTES
- ------------------------------------------------------------------------------  --------------
Donaldson, Lufkin & Jenrette
   Securities Corporation.....................................................  $
Montgomery Securities.........................................................
Salomon Brothers Inc .........................................................
Schroder Wertheim & Co. Incorporated..........................................
                                                                                --------------
                                                                                $  500,000,000
                                                                                --------------
                                                                                --------------

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent including the delivery of certain legal opinions by its counsel. The Company has agreed in the Underwriting Agreement to indemnify the Underwriters and their controlling persons against certain liabilities in connection with the offer and sale of the Notes, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase all of the Notes if any of the Notes are purchased by them.

    The Representatives have advised the Company that the Underwriters propose to offer the Notes directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such offering price less a concession not to exceed % of the principal amount of the Notes. The Underwriters may reallow discounts not in excess of % of the principal amount of the Notes to certain other dealers. After the initial public offering of the Notes, the offering price and other selling terms may be changed by the Underwriters.

    Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days, to purchase an additional $75.0 million aggregate principal amount of Notes, on the same terms and conditions as are set forth on the cover page hereof. The Underwriters may exercise such option to purchase additional Notes solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Notes offered hereby. To the extent that the Underwriters exercise such option, the Underwriters will be committed, subject to certain conditions, to purchase the principal amounts of Notes proportionate to such Underwriter's initial commitments as indicated in the preceding table.

    Application has been made to list the Notes and the Common Stock on the NYSE. Nevertheless, the Notes are new issues of securities, have no established trading market and may not be widely distributed. The Company has been advised by the Underwriters that, following the completion of this Offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters, however, are under no obligation to do so and may discontinue any market-making activities at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of any trading market for the Notes.

    DLJ, Salomon Brothers and Schroder have provided certain investment banking services to the Company for which they have received usual and customary fees.

    Directors and certain officers and stockholders of the Company, who collectively are the beneficial owners of an aggregate of 12,334,800 shares of Common Stock as of March 15, 1996, have agreed with the Underwriters, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of DLJ, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of this Prospectus.

                                 LEGAL MATTERS

    Certain legal matters relating to the issuance and sale of the Notes and the validity of the Common Stock issuable upon conversion of the Notes will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements and schedules included (incorporated by reference) in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2
Incorporation of Certain Documents by
 Reference.....................................          2
Prospectus Summary.............................          3
Summary Historical Financial Data..............          6
Use of Proceeds................................          8
Price Range of Common Stock....................          8
Dividend Policy................................          8
Capitalization.................................          9
Selected Financial Data........................         10
Business.......................................         12
Regulation and Licensing.......................         23
Description of the Notes.......................         27
Description of Capital Stock...................         38
Certain Federal Income Tax Considerations......         41
Underwriting...................................         45
Legal Matters..................................         46
Experts........................................         46

                                  $500,000,000

                                     [LOGO]

                         % CONVERTIBLE SUBORDINATED NOTES
                                    DUE 2006

                                  ------------

                                   PROSPECTUS

                                  ------------

                          DONALDSON, LUFKIN & JENRETTE
                                 Securities Corporation

                             MONTGOMERY SECURITIES

                              SALOMON BROTHERS INC

                            SCHRODER WERTHEIM & CO.

                                  MAY   , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF INSURANCE AND DISTRIBUTION.

    Set forth below is an estimate of the fees and expenses, other than underwriting discounts and commissions, payable or reimbursable by the Company in connection with the issuance and distribution of the Notes.

SEC registration fee..............................  $175,862(1)
Fees and expenses of the Trustee..................    25,000
Printing and engraving expenses...................   250,000
Rating agency fees................................    20,000
Legal fees and expenses...........................   150,000
Blue Sky fees and expenses........................    20,000
Accounting fees and expenses......................    80,000
Miscellaneous.....................................    79,138
                                                    --------
                                                    $800,000
                                                    --------
                                                    --------

- ------------------------
(1) The aggregate registration fee for this offering is $198,276, $22,414 of which has previously been paid in connection with a registration statement on Form S-3 (33-35951). Accordingly, pursuant to Rule 429, the actual amount to be paid to the SEC in connection with the issuance and distribution of the Notes is set forth above.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law, Article XI of Hilton's Restated Certificate of Incorporation, as amended, and Paragraph 35 of Hilton's By-Laws as amended, authorize and empower Hilton to indemnify its directors, officers, employees and agents, and agreements with each of Hilton's directors and executive officers provide for indemnification against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of such person's relationship with Hilton, provided that such persons acted in accordance with a stated standard of conduct in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such persons in connection with such acts or events is not necessarily determinative of the question of whether such persons have met the required standard of conduct and are, accordingly, entitled to be indemnified.

    Hilton has purchased for the benefit of its officers and directors and those of certain subsidiaries insurance policies whereby the insurance companies agree, among other things, that in the event any such officer or director becomes legally obligated to make a payment (including legal fees and expenses) in connection with an alleged wrongful act, such insurance companies will pay Hilton up to $100,000,000. Wrongful act means any breach of duty, neglect, error, misstatement, misleading statement or other act done by an officer or director of Hilton or any subsidiary.

    Reference is made to Section 6 of the form of Underwriting Agreement to be filed as an exhibit hereto, for provisions regarding indenmnification of Hilton and its officers, directors and controlling persons against certain liabilities.

ITEM 16  EXHIBITS.

    This Registration Statement includes the following exhibits:


EXHIBIT
  NO.                       DESCRIPTION
- -------  --------------------------------------------------
    1.1  Form of Underwriting Agreement.
  **4.1  Form of Indenture dated as of May   , 1996 between
          Hilton and The Bank of New York, as Trustee.
  **4.2  Form of Note (included in Exhibit 4.1).
    5.1  Opinion of Latham & Watkins as to the legality of
          the securities being registered.
  **8    Opinion of Latham & Watkins regarding certain tax
          matters with respect to the securities being
          registered.
 **12    Computation of Ratios of Earnings to Fixed
          Charges.
   23.1  Consent of Latham & Watkins (included in Exhibits
          5.1 and 8).
   23.2  Consent of Arthur Andersen LLP.
 **24    Powers of Attorney of certain directors and
          officers of the Company.
   25    Statement of Eligibility of Trustee on Form T-1.


- ------------------------

**  Previously filed.


ITEM 17.  UNDERTAKINGS.

    (b) Hilton hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of Hilton's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h) Certain arrangements indemnifying the Company and officers, directors and controlling persons of the Company are set forth in the Prospectus and in
Item 15 above. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (i) Hilton hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Hilton pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements on Form S-3 and has duly caused this Registration Statement be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California on May 7, 1996.


                                          HILTON HOTELS CORPORATION
                                                    (Registrant)

                                          By:         ROBERT M. LA FORGIA

                                             -----------------------------------
                                                     Robert M. La Forgia
                                                VICE PRESIDENT AND CORPORATE
                                                         COMPTROLLER


    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities indicated on May 7, 1996.


                     *                                      *
- -------------------------------------------                 -------------------------------------------
          Raymond C. Avansino, Jr.                          Robert L. Johnson
                  Director                                  Director

                     *                                      *
- -------------------------------------------                 -------------------------------------------
            Stephen F. Bollenbach                           Donald R. Knab
     President and Chief Executive Officer                  Director
          (Chief Executive Officer)

                     *                                      *
- -------------------------------------------                 -------------------------------------------
              A. Steven Crown                               Steve Krithis
                  Director                                  Senior Vice President--Finance
                                                            (Chief Financial and Accounting Officer)

                     *                                      *
- -------------------------------------------                 -------------------------------------------
             Gregory R. Dillon                              Benjamin V. Lambert
                  Director                                  Director

                     *                                      *
- -------------------------------------------                 -------------------------------------------
               Barron Hilton                                Donna F. Tuttle
           Chairman of the Board                            Director

                     *                                      *
- -------------------------------------------                 -------------------------------------------
               Eric M. Hilton                               Sam D. Young, Jr.
                  Director                                  Director

                     *                                      *By:         ROBERT M. LA FORGIA
- -------------------------------------------                 ------------------------------------------
            Dieter H. Huckestein                            Robert M. La Forgia
                  Director                                  Attorney-in-Fact

                                 EXHIBIT INDEX


                                                              SEQUENTIALLY
EXHIBITS                                                        NUMBERED
 NUMBER                      DESCRIPTION                          PAGE
- --------  --------------------------------------------------  ------------
     1.1  Form of Underwriting Agreement....................
   **4.1  Form of Indenture dated as of May   , 1996 between
           Hilton and The Bank of New York, as Trustee......
   **4.2  Form of Note (included in Exhibit 4.1)............
     5.1  Opinion of Latham & Watkins as to the legality of
           the securities being registered..................
   **8    Opinion of Latham & Watkins regarding certain tax
           matters with respect to the securities being
           registered.......................................
  **12    Computation of Ratios of Earnings to Fixed
           Charges.
    23.1  Consent of Latham & Watkins (included in Exhibits
           5.1 and 8).......................................
    23.2  Consent of Arthur Andersen LLP....................
  **24    Powers of Attorney of certain directors and
           officers of the Company.
    25    Statement of Eligibility of Trustee on Form T-1...


- ------------------------

**  Previously filed.